
10010097

# HEICO® Corporation



# *Moving* AHEAD

2009

Annual Report

| For the year ended October 31,[1] (In thousands, except per share data) | 2007 | 2008 | 2009 |
|---|---|---|---|
| **Operating Data:** | | | |
| Net sales | $ 507,924 | $ 582,347 | $ 538,296 |
| Operating income | 86,014 | 105,788[3] | 88,255 |
| Interest expense | 3,293 | 2,314 | 615 |
| Net income | 39,005[2] | 48,511[3] | 44,626[4] |
| Weighted average number of common shares outstanding: | | | |
| Basic | 25,716 | 26,309 | 26,205 |
| Diluted | 26,931 | 27,243 | 27,024 |
| **Per Share Data:** | | | |
| Net income: | | | |
| Basic | $ 1.52[2] | $ 1.84[3] | $ 1.70[4] |
| Diluted | 1.45[2] | 1.78[3] | 1.65[4] |
| Cash dividends | .08 | .10 | .12 |
| **Balance Sheet Data (as of October 31):** | | | |
| Total assets | $ 631,302 | $ 676,542 | $ 732,910 |
| Total debt (including current portion) | 55,952 | 37,601 | 55,431 |
| Minority interests in consolidated subsidiaries | 72,938 | 83,978 | 89,742 |
| Shareholders' equity | 371,601 | 417,760 | 457,853 |

(1) Results include the results of acquisitions from each respective effective date.

(2) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.

(3) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income by $1,140, or $.04 per basic and diluted share.

(4) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related reserve for fiscal years 2006 through 2008, which increased net income by $1,225, or $.05 per basic and diluted share.

## FORWARD LOOKING STATEMENTS

Certain statements in this annual report constitute forward-looking statements which may involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to: lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services; product specification costs and requirements, which could cause our costs to complete contracts to increase; governmental and regulatory demands, export policies and restrictions, military program funding by U.S. and non-U.S. Government agencies or competition on military programs, which could reduce our sales; HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries, which could negatively impact our costs and revenues. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


NET SALES
(in millions)
$507.9
$582.3
$538.3
2007
2008
2009


OPERATING INCOME
(in millions)
$86.0
$105.8
$88.3
2007
2008
2009


NET INCOME
(in millions)
$39.0
$48.5
$44.6
2007
2008
2009


NET INCOME PER SHARE
(diluted)
$1.45
$1.78
$1.65
2007
2008
2009



# CORPORATE PROFILE

HEICO Corporation has been associated with growth and innovation for more than 50 years as a leading designer, manufacturer and provider of critical and high-reliability products and services for the most demanding applications. HEICO's products are found in both commercial and military aircraft, satellites, medical equipment, computers, surveillance equipment, ships, targeting and weapons systems, ground vehicles and many other types of systems.

Today, through our Flight Support Group, we are: the world's largest producer of commercial, non-OEM, FAA-approved aircraft replacement parts; a significant provider of aircraft accessories component repair & overhaul services for hydraulic, pneumatic, electro-mechanical, avionic and flight surface applications; a leader in niche aircraft parts distribution; and a manufacturer of other critical aircraft parts.

Through our Electronic Technologies Group, we offer mission-critical niche electronics, electro-optical, microwave and other subcomponents found in defense, space, medical, homeland security, telecom and other equipment used worldwide.

HEICO's customers include most of the world's airlines, airmotives, numerous major prime defense contractors, satellite manufacturers, medical equipment manufacturers and government agencies.

# CHAIRMAN'S MESSAGE

Dear Fellow HEICO Shareholder:

As we look forward into fiscal 2010, we are planning for continued growth at HEICO, despite the challenging year we experienced in 2009. Although we fared better than many companies within and outside of our industries, we were displeased with our results, given that our sales and income rarely decline. Since 1990, our company has grown, on a compound basis, its net income by 18% per annum and its sales by 17% per annum, so it was very difficult for me and all of our Team Members to see our net income drop by 8% last year. Fortunately, we believe HEICO will resume its growth in the new fiscal year.

Our company typically maintains a conservative balance sheet with low debt levels and strong cash flow. In 2009, this strategy allowed us to avoid the serious financial distress which destroyed or nearly destroyed countless companies and we were able to continue to invest as we believed appropriate. It also permitted us to raise our dividend by 20% in fiscal 2009 and to pay, in January 2010, our 63rd consecutive semi-annual cash dividend since 1979 at the same rate as we paid in the prior year. Our shareholders, Team Members, customers and suppliers could rely on our sterling balance sheet throughout the financial crisis.

For the fiscal year ended October 31, 2009, net income was $44,626,000, or $1.65 per diluted share, compared to the $48,511,000, or $1.78 per diluted share, reported for the fiscal year ended October 31, 2008. Net sales totaled $538,296,000 compared to $582,347,000 for the fiscal year ended October 31, 2008.



Eric Mendelson and Victor Mendelson were named Co-Presidents of HEICO Corporation in order to match their titles with the roles in which they've been acting for many years and I remain Chairman & Chief Executive Officer. Eric, Victor, Tom Irwin (our Executive Vice President and Chief Financial Officer) and I have worked as a team since reconstituting our management and Board in 1990.

Mitchell I. Quain, an experienced hand at finance and corporate governance, joined our Board of Directors in December 2009, shortly before Board Member Albert Morrison, Jr., passed away. Al was a unique talent who came to HEICO's Board in 1989 and he chaired our Finance/Audit Committee for nearly all of his tenure; Al will be sorely missed.

A "Question and Answer Interview" with senior management containing more details about fiscal 2009 and other matters follows this letter and I encourage you to read it. As always, I am indebted to the unparalleled efforts of our Team Members, the support of our shareholders, the guidance and confidence of our Board of Directors and the loyalty of our customers and vendors — without which we would not succeed.

Sincerely,

Laurans A. Mendelson
Chairman and Chief Executive Officer
February 1, 2010

# QUESTIONS / ANSWERS

In order to provide more insight into HEICO, we include this Question and Answer Interview with our "Office of the CEO," which consists of Laurans A. Mendelson, our Chairman & Chief Executive Officer, Co-Presidents Eric A. Mendelson and Victor H. Mendelson, and Thomas S. Irwin, our Executive Vice President & Chief Financial Officer.

**Q: How did the global recession impact HEICO in fiscal 2009?**

A: In the months immediately following the financial crisis, we didn't see the heavy downturn of the broader economy, but around February 2009 order intake from customers in most of our markets started sliding downward and that appears to have bottomed for us on a consolidated basis around the fall of 2009. Then, after several "flat" months, we started seeing order level improvement in some of our markets.

**Q: Did the Company reduce its product development or sales & marketing activities during the recession?**

A: Generally speaking, we decided that we should not curtail these activities, as that would sacrifice the core of our philosophies that we need to constantly develop products that our customers need and that we need to remain "in front" of customers, even when times are tough. However, our businesses looked more closely at their activities to evaluate whether all of the activities were effective and that the resources devoted to those activities were appropriate for the market opportunities. In cases where the resources needed to be redirected or eliminated, they were.

**Q: Do you believe your commercial aviation activities can grow despite last year's downturn in commercial air travel?**

A: Absolutely. In fact some of our commercial aviation-related business actually grew in 2009 and our experience in prior downturns taught us that we generally gain customers and market share as a result of the difficulties because aircraft operators want to avail themselves of our cost-saving products and services in order to offset higher costs elsewhere in their operations or lower revenue yield from their customers.

**Q: Tell us about the 2009 acquisitions.**

A: We acquired two excellent businesses during the year. The first, VPT, Inc., is one of the world's key designers and manufacturers of hybrid DC-to-DC power converters and similar electronic products used in aerospace, defense, satellite and similar applications. Second, we acquired the world leader in aircraft and marine vessel Underwater Locator Beacon ("ULB") products, the Seacom product line of Dukane Corp. ULBs, which are often referred to as "pingers" are the acoustic devices affixed to aircraft cockpit voice and flight data recorders and marine vessel voyage recorders to allow the recorders to be found in the event of certain accidents.

**Q: Does HEICO plan to continue making acquisitions and, if yes, what kinds of acquisitions are you looking for?**

A: We will definitely continue to seek additional great businesses or product lines to acquire. We devote significant resources to our constant effort to bring more companies into the HEICO fold. We are very flexible as to the types of companies we acquire, but at this point we feel strongly they should be in the aerospace, defense, space, electronics or medical industries, as we serve those markets now and are very comfortable with them.

**Q: Has HEICO typically acquired very entrepreneurial businesses from their owner/managers or divisions of other companies?**

A: We've done both very successfully. We understand that entrepreneurs have unique skills and that they focus on their businesses in critical ways; we generally go to great lengths to avoid losing that. This entails greater autonomy for the businesses than many large companies are willing to give and an aversion to consolidating acquired companies, but we are committed to this model. At the same time, corporate divisions often offer strong strategic, oversight and planning attributes which are excellent for HEICO, so we like to have these "professional" managers bring their talents to us as well.

**Q: What was the rationale behind naming Eric Mendelson and Victor Mendelson as Co-Presidents?**

A: For many years, they have functioned in those roles and we-- all four members of the Office of the CEO—along with the Board of Directors felt that their titles should reflect what they do. They were major forces behind HEICO's growth and strategy for more than twenty years, since Victor Mendelson first suggested to Laurans Mendelson and Eric Mendelson that they acquire a significant stake in HEICO and lead a reconstitution of the Company's management and Board structure. Eric Mendelson devised and has lead HEICO's commercial aviation strategy, including our well known FAA-approved aircraft replacement parts business, while Victor Mendelson founded our Electronic Technologies Group and has lead that while he also served as the Company's General Counsel for almost 18 years until 2008. Further, they have been intimately involved with issues relating to our capital structure and investor base.


KB
Lufthansa
D-AIKB

**Top photo:** HEICO's Parts Group supplies important FAA-approved replacement parts for aircraft engines, interiors, airframes and other control and accessory parts on commercial jetliners, such as the Lufthansa Airbus A-330 plane shown above. **Bottom photo:** A custom designed and built Transmissivity Test System shown above at the HEICO Repair Group facility in Miami, Florida is used to test repairs on aircraft radomes. The HEICO Repair Group is a leading provider of aircraft component overhaul and repair services.

# COMMERCIAL AVIATION

## Airlines and other aircraft operators need high quality, government-approved alternatives to high cost replacement parts and maintenance services.

With our substantial commitment to maintaining comprehensive engineering departments, along with specially trained production Team Members and advanced equipment, HEICO's Flight Support Group offers a remarkably deep array of choices for the world's airlines and others.

By listening closely to our customers' and potential customers' unique needs and by developing proprietary products and processes, we have enabled them to realize enormous cost savings while ensuring the reliability and quality which are critical to all airline operations.

Starting with a pioneering partnership and ownership arrangement with Lufthansa Technik, the technical services subsidiary of Lufthansa, we have partnering or similar arrangements with American Airlines, British Airways, Delta Air Lines, ExpressJet, Japan Airlines and United Airlines. These arrangements allow HEICO unique insight and technical cooperation with aircraft operators so that we accelerate product development activities and provide precisely what our customers need.

Through FAA-approved replacement parts design and/or manufacturing operations at six locations and four FAA-licensed repair station locations, we consistently strive for innovative solutions to our customers' problems.

As we've said many times, our goal is to provide what our customers need and not just what we want them to purchase. By doing this, we have become critical to many airlines' operational and cost containment strategies.





HEICO operations in both the Electronic Technologies Group and the Flight Support Group design, manufacture and repair avionics and lighting components, such as those used in aircraft cockpits. Inset, these automated test systems are used to repair complex aircraft navigation equipment at the Company's Cleveland, Ohio facility.

MOVING AHEAD

HEICO's Electronic Technologies Group subsidiaries provide critical flight hardware for numerous satellites, including the GPS-III satellite shown here. Electronic Technologies Group subsidiaries also supply various electronic and electro-optical subcomponents used in Unmanned Aerial Vehicles, such as the Predator "drone" shown below.

# DEFENSE, ELECTRONICS, MEDICAL and SPACE



## Innovation. Quality. Dependability. Those are three words which are at the heart of everything HEICO's Electronic Technologies Group does.

We don't want to be "all things to all people" by trying to supply low value-added integrations. Rather, our business is centered on providing mission-critical and high reliability subcomponents which are difficult for our customers to obtain reliably and cost-effectively elsewhere.

We view our Electronic Technologies companies as solution providers, not hardware providers. By taking this view, we become seamless with our customers' design activities and we are partners in getting their programs delivered on time, within cost estimates and functioning perfectly like they intend. While our ultimate sale is typically a piece of physical product that is then integrated into a larger subsystem, we know that our unique and proprietary know-how separates us from mere "commodity" suppliers.

Around half of our Electronic Technologies Group's sales come from defense or homeland security applications, while the balance comes from general electronics, space and medical markets. Often, our products are sold to more than one end-market, so that our end-market exposure is reasonably diversified to partially protect us against the large swings often witnessed in individual markets. This provides us with stability and exposure to many different technologies.

Our products are found on aircraft, satellites, radar, ships, unmanned aircraft, land vehicles, targeting systems, missiles, defense laboratories, laser surgery equipment, medical x-ray systems, medical CT scanning systems, baggage scanning systems, testing equipment, surveillance systems, computers, network devices, telecom equipment and many other electronic or electro-optical devices.



ElectroMagnetic and Radio Frequency Interference Shielding designed and manufactured by an Electronic Technologies Group subsidiary in Tampa, Florida is used in aerospace, computer, electronics, medical and telecommunication equipment.



Numerous Electronic Technologies Group subsidiaries supply critical components for medical equipment, such as power supplies and high-voltage cable assemblies that allow x-rays and CT scans, such as the one shown above, to be taken.

MOVING AHEAD

**Right photo:** HEICO's outstanding manufacturing capabilities allow us to produce such exacting parts as our jet engine compressor blades shown here.
**Bottom photo:** A semi-robotic coating system applies an advanced protective coating to a jet engine component.




HEICO
Sigma

The Metrology Laboratory of the Parts Group in Hollywood, Florida employs advanced measurement and testing equipment to ensure complete accuracy.

# PRODUCT DEVELOPMENT and PRODUCTION

## The key to our growth strategy starts with our product development and research activities. We believe that businesses must always develop new products, services and technologies to not only grow, but even to survive.

Companies that rely on old product lines and designs are eventually surpassed by the new and nimble. That is why all HEICO product companies and repair/overhaul operations are required to make significant investment in research and development activities and they report on their progress regularly to their customers, regulators and HEICO's senior leadership.

Efficient and reliable production is equally important to us. HEICO operates more than 30 production locations in the United States, the United Kingdom and Canada. At each of these facilities, our production teams are committed to a "get it right the first time" philosophy, while ensuring efficiency that allows us to provide economical solutions to our customers.

In both our product development and production activities, we invest first in our most important assets — our people. Team Member development, compensation and benefits are commensurate with the importance these unique people have to our business overall. Beyond that, we invest whatever we believe is needed in order to efficiently design, produce and test our products and services to the high reliability levels required in our "no failure" industries. When the equipment is not commercially available to us, we often design our own equipment to our specifications.

MOVING AHEAD

# INTERNATIONAL REACH


HEICO
Executive Summary
2009
DECEMBER


VJ
VF

**Left photo:** HEICO Team Members from around the globe collaborate to provide seamless service for our customers worldwide.
**Right photo:** HEICO sells its parts and services to all of the top twenty airlines in the world.


Recognizing the opportunities outside of the United States,
HEICO has made a concerted and successful effort to
diversify its international activities.

In addition to our United States operations, we have facilities in Canada, India, the United Kingdom and Singapore to enable us to be closer to our worldwide customers. We also maintain sales and customer service staff in Germany, China and Taiwan so that we are a truly 24 hour operation. Today, roughly one-third of our sales come from outside of the United States, with our Flight Support Group generating significant revenues from non-U.S. customers.

Accordingly, our products and services are found throughout the world — and even outside of this world in space!


MOVING AHEAD

2009

# FINANCIAL STATEMENTS AND OTHER INFORMATION

CONTENTS

# SELECTED FINANCIAL DATA

| For the year ended October 31,[1] | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| (in thousands, except per share data) | | | | | |
| **Operating Data:** | | | | | |
| Net sales | $ 269,647 | $ 392,190 | $ 507,924 | $ 582,347 | $ 538,296 |
| Gross profit | 100,996 | 142,513 | 177,458 | 210,495 | 181,011 |
| Selling, general and administrative expenses | 56,347 | 75,646 | 91,444 | 104,707 | 92,756 |
| Operating income | 44,649 | 66,867 | 86,014 | 105,788[4] | 88,255 |
| Interest expense | 1,136 | 3,523 | 3,293 | 2,314 | 615 |
| Other income (expense) | 528 | 639 | 95 | (637) | 205 |
| Net income | 22,812 | 31,888[2] | 39,005[3] | 48,511[4] | 44,626[5] |
| Weighted average number of common shares outstanding: | | | | | |
| Basic | 24,460 | 25,085 | 25,716 | 26,309 | 26,205 |
| Diluted | 26,323 | 26,598 | 26,931 | 27,243 | 27,024 |
| **Per Share Data:** | | | | | |
| Net income: | | | | | |
| Basic | $ .93 | $ 1.27[2] | $ 1.52[3] | $ 1.84[4] | $ 1.70[5] |
| Diluted | .87 | 1.20[2] | 1.45[3] | 1.78[4] | 1.65[5] |
| Cash dividends | .05 | .08 | .08 | .10 | .12 |
| **Balance Sheet Data (as of October 31):** | | | | | |
| Cash and cash equivalents | $ 5,330 | $ 4,999 | $ 4,947 | $ 12,562 | $ 7,167 |
| Total assets | 435,624 | 534,815 | 631,302 | 676,542 | 732,910 |
| Total debt (including current portion) | 34,124 | 55,061 | 55,952 | 37,601 | 55,431 |
| Minority interests in consolidated subsidiaries | 49,035 | 63,301 | 72,938 | 83,978 | 89,742 |
| Shareholders' equity | 273,503 | 317,258 | 371,601 | 417,760 | 457,853 |

(1) Results include the results of acquisitions from each respective effective date.

(2) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

(3) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.

(4) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income by $1,140, or $.04 per basic and diluted share.

(5) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related reserve for fiscal years 2006 through 2008, which increased net income by $1,225, or $.05 per basic and diluted share.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

- ***Designs, Manufactures, Repairs and Distributes Jet Engine and Aircraft Component Replacement Parts.*** The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- ***Designs and Manufactures Electronic, Microwave and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices and High Voltage Advanced Power Electronics.*** The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infrared simulation, calibration and testing equipment; power conversion products serving the high-reliability military, space and commercial avionics end-markets; underwater locator beacons used to locate data and voice recorders utilized on aircraft and marine vessels; electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunication equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets; and high frequency power delivery systems for the commercial sign industry.

Our results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in our results of operations from the effective dates of acquisition.

In April and September 2007, we acquired, through HEICO Electronic, all of the stock of a U.S. company engaged in the design and manufacture of Radio Frequency Interference and Electromagnetic Frequency Interference Suppressors for a variety of markets and a Canadian company that designs and manufactures high voltage energy generators for medical, baggage inspection and industrial imaging manufacturers and high frequency power delivery systems for the commercial sign industry, respectively. In August 2007, we acquired, through HEICO Aerospace, substantially all of the assets of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts.

In November 2007, we acquired, through an 80%-owned subsidiary of HEICO Aerospace, all of the stock of a European company that supplies aircraft parts for sale and exchange and provides repair management services. In January and February 2008, we acquired, through HEICO Aerospace, certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts and acquired an 80% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics. The remaining 20% of the repair station's equity interests are principally owned by certain members of the acquired company's management.

In April 2008, we acquired, through HEICO Aerospace, an additional 7% equity interest in one of our subsidiaries, which increased our ownership interest to 58%. In December 2008, we acquired, through HEICO Aerospace, and additional 14% equity interest in the subsidiary, which increased our ownership interest to 72%.

In May 2009, we acquired, through HEICO Electronic, 82.5% of the stock of VPT, Inc. ("VPT"). VPT is a designer and provider of power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company.

In October 2009, we acquired, through HEICO Electronic, the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water.

The purchase price of each of the above referenced acquisitions was paid in cash using proceeds from the Company's revolving credit facility and was not material or significant to our consolidated financial statements. The aggregate cost of all of our acquisitions, including payments made in cash and contingent payments, was $71.1 million, $29.0 million and $48.4 million in fiscal 2009, 2008 and 2007, respectively.

## CRITICAL ACCOUNTING POLICIES

We believe that the following are our most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

### Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of our net sales recognized under the percentage-of-completion method was approximately 1%, 3% and 3% in fiscal 2009, 2008 and 2007, respectively. The aggregate effects of changes in estimates relating to long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2009, 2008 or 2007.

### Valuation of Accounts Receivable

The valuation of accounts receivable requires that we set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. We estimate uncollectible receivables based on such factors as our prior experience, our appraisal of a customer's ability to pay and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries. Actual bad debt expense could differ from estimates made.

### Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

### Purchase Accounting

We apply the purchase method of accounting to our acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of such assets, principally intangible assets, generally in consultation with third-party valuation advisors.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires us to compare the fair value of each of our reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as earnings multiples, projected revenues and operating expenses and our weighted average cost of capital. If there is a material change in such assumptions used by us in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge. See Risk Factors, for a list of factors of which any may cause our actual results to differ materially from anticipated results. Based on the annual goodwill test for impairment as of October 31, 2009, 2008 and 2007, we determined there is no impairment of our goodwill.

We test each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. These tests consist of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates. Based on the impairment tests conducted during fiscal 2009 and 2008, we recognized pre-tax impairment losses of $.2 million and $.1 million, respectively, and $1.3 million and $.5 million, respectively, related to the write-down of certain customer relationships and trade names, respectively, within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. Based on the impairment tests conducted during fiscal 2007, we determined there was no impairment of our intangible assets.

## RESULTS OF OPERATIONS

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales | $ 538,296,000 | $ 582,347,000 | $ 507,924,000 |
| Cost of sales | 357,285,000 | 371,852,000 | 330,466,000 |
| Selling, general and administrative expenses | 92,756,000 | 104,707,000 | 91,444,000 |
| Total operating costs and expenses | 450,041,000 | 476,559,000 | 421,910,000 |
| Operating income | $ 88,255,000 | $ 105,788,000 | $ 86,014,000 |
| | | | |
| Net sales by segment: | | | |
| Flight Support Group | $ 395,423,000 | $ 436,810,000 | $ 383,911,000 |
| Electronic Technologies Group | 143,372,000 | 146,044,000 | 124,035,000 |
| Intersegment sales | (499,000) | (507,000) | (22,000) |
| | $ 538,296,000 | $ 582,347,000 | $ 507,924,000 |
| | | | |
| Operating income by segment: | | | |
| Flight Support Group | $ 60,003,000 | $ 81,184,000 | $ 67,408,000 |
| Electronic Technologies Group | 39,981,000 | 38,775,000 | 33,870,000 |
| Other, primarily corporate | (11,729,000) | (14,171,000) | (15,264,000) |
| | $ 88,255,000 | $ 105,788,000 | $ 86,014,000 |

**Table continues on next page**

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales | 100.0% | 100.0% | 100.0% |
| Gross profit | 33.6% | 36.1% | 34.9% |
| Selling, general and administrative expenses | 17.2% | 18.0% | 18.0% |
| Operating income | 16.4% | 18.2% | 16.9% |
| Interest expense | .1% | .4% | .6% |
| Other income (expense) | – | (.1%) | – |
| Income tax expense | 5.2% | 6.1% | 5.4% |
| Minority interests' share of income | 2.8% | 3.2% | 3.2% |
| Net income | 8.3% | 8.3% | 7.7% |

## COMPARISON OF FISCAL 2009 TO FISCAL 2008

### Net Sales

Net sales in fiscal 2009 decreased by 7.6% to $538.3 million compared to net sales of $582.3 million in fiscal 2008. The decrease in net sales reflects a decrease of $41.4 million (a 9.5% decrease) to $395.4 million in net sales within the FSG and a decrease of $2.7 million (a 1.8% decrease) to $143.4 million in net sales within the ETG. The net sales decline in both the FSG and the ETG reflects the impact of the continued global recession on our businesses, which has resulted in a reduction in customer demand. The net sales decrease within the FSG reflects lower demand for our aftermarket replacement parts and repair and overhaul services resulting from worldwide airline capacity cuts and efforts to reduce spending and conserve cash by the airline industry. Within the ETG, we are generally seeing some strength in our defense related businesses, including space and homeland security products, but continued weakness in customer demand for certain of our medical, telecommunication and electronic products. The net sales decline in the ETG was partially offset by the favorable impact on net sales from acquisitions of approximately $17 million.

Our net sales in fiscal 2009 and 2008 by market approximated 68% and 69%, respectively, from the commercial aviation industry, 20% and 16%, respectively, from the defense and space industries, and 12% and 15%, respectively, from other industrial markets including medical, electronics and telecommunications.

### Gross Profit and Operating Expenses

Our consolidated gross profit margin decreased to 33.6% in fiscal 2009 as compared to 36.1% in fiscal 2008, mainly reflecting lower margins within the FSG due principally to a less favorable product mix as well as the impact of lower sales volumes on fixed manufacturing costs and a higher investment by HEICO in the research and development of new products and services. Consolidated cost of sales in fiscal 2009 and 2008 includes approximately $19.7 million and $18.4 million, respectively, of new product research and development expenses.

SG&A expenses were $92.8 million and $104.7 million in fiscal 2009 and 2008, respectively. The decrease in SG&A expenses was mainly due to lower operating costs, principally personnel related, associated with cost reduction initiatives and the decline in net sales discussed above, partially offset by the additional operating costs associated with the acquired businesses. These cost reductions resulted in a decrease of SG&A expenses as a percentage of net sales from 18.0% in fiscal 2008 to 17.2% in fiscal 2009.

### Operating Income

Operating income in fiscal 2009 decreased by 16.6% to $88.3 million, compared to operating income of $105.8 million in fiscal 2008. The decrease in operating income reflects a decrease of $21.2 million (a 26.1% decrease) to $60.0 million in operating income of the FSG in fiscal 2009, partially offset by an increase of $1.2 million (a 3.1% increase) to $40.0 million in operating income of the ETG in fiscal 2009 and a $2.4 million decrease in corporate expenses.

As a percentage of net sales, operating income decreased to 16.4% in fiscal 2009 compared to 18.2% in fiscal 2008. The decrease in operating income as a percentage of net sales reflects a decrease in the FSG's operating income as a percentage of net sales to 15.2% in fiscal 2009 compared to 18.6% in fiscal 2008, partially offset by an increase in the ETG's operating income as a percentage of net sales from 26.6% in fiscal 2008 to 27.9% in fiscal 2009. The decrease in operating income as a percentage of net sales for the FSG principally reflects the aforementioned impact of the lower sales volume and a less favorable product mix on gross profit and operating income margins. The increase in operating income as a percentage of net sales for the ETG principally reflects a favorable product mix.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Interest Expense

Interest expense decreased to $.6 million in fiscal 2009 from $2.3 million in fiscal 2008. The decrease was principally due to lower variable interest rates under our revolving credit facility in 2009.

### Other Income (Expense)

Other income (expense) in fiscal 2009 and 2008 were not material.

### Income Tax Expense

Our effective tax rate for fiscal 2009 decreased to 31.9% from 34.5% in fiscal 2008. The decrease was principally related to a settlement reached with the Internal Revenue Service ("IRS") during fiscal 2009. The IRS settlement pertained to the income tax credits claimed on HEICO's U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005 and a resulting reduction to the related reserve for fiscal years 2002 through 2008 based on new information obtained during the examination, which increased net income by approximately $1,225,000, or $.05 per diluted share, for fiscal 2009.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

### Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the 20% minority interest held in the FSG and the minority interests held in certain subsidiaries of the FSG and the ETG. Minority interests' share of income decreased to $15.2 million in fiscal 2009 from $18.9 million in fiscal 2008. The decrease in the minority interests' share of income for fiscal 2009 compared to fiscal 2008 is principally attributable to the acquired additional equity interests of certain FSG subsidiaries in which minority interests exist as well as the lower earnings of the FSG, partially offset by the higher earnings of certain ETG subsidiaries in which minority interests exist and the mid-year acquisition of an 82.5% interest in VPT.

### Net Income

Our net income was $44.6 million, or $1.65 per diluted share, in fiscal 2009 compared to $48.5 million, or $1.78 per diluted share, in fiscal 2008 reflecting the decreased operating income referenced above, partially offset by the aforementioned favorable IRS settlement, the decreased minority interests' share of income of certain consolidated subsidiaries and lower interest expense.

### Outlook

As we look forward to fiscal 2010, HEICO will continue its focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining its financial strength. We are targeting growth in net sales, earnings and net cash provided by operating activities in fiscal 2010 over fiscal 2009 results despite the uncertainty as to the duration of the global economic recession.

## COMPARISON OF FISCAL 2008 TO FISCAL 2007

### Net Sales

Net sales in fiscal 2008 increased by 14.7% to $582.3 million, as compared to net sales of $507.9 million in fiscal 2007. The increase in net sales reflects an increase of $52.9 million (a 13.8% increase) to $436.8 million in net sales within the FSG and an increase of $22.0 million (a 17.7% increase) to $146.0 million in net sales within the ETG. The FSG's net sales increase reflects organic growth of approximately 10% as well as the impact on net sales from the fiscal 2008 acquisitions. The organic growth principally represents higher sales of new products and services and increased demand for the FSG's aftermarket replacement parts and repair and overhaul services. The ETG's net sales increase reflects the impact on net sales from prior year acquisitions as well as organic growth of approximately 9% principally due to increased demand for certain products.

Our net sales in both fiscal 2008 and 2007 by market approximated 69% from the commercial aviation industry, 16% from the defense and space industries and 15% from other industrial markets including medical, electronics and telecommunications.

### Gross Profit and Operating Expenses

Our gross profit margin increased to 36.1% in fiscal 2008 as compared to 34.9% in fiscal 2007, principally reflecting higher margins within the FSG and the ETG primarily due to a more favorable product mix. Consolidated cost of sales in fiscal 2008 and 2007 includes approximately $18.4 million and $16.5 million, respectively, of new product research and development expenses.

SG&A expenses were $104.7 million and $91.4 million in fiscal 2008 and 2007, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the growth in net sales discussed above and the additional operating costs associated with the acquired businesses. As a percentage of net sales, SG&A expenses were 18.0% in fiscal 2008 and 2007.

### Operating Income

Operating income in fiscal 2008 increased by 23.0% to $105.8 million, compared to operating income of $86.0 million in fiscal 2007. The increase in operating income reflects an increase of $13.8 million (a 20.4% increase) to $81.2 million in operating income of the FSG in fiscal 2008, an increase of $4.9 million (a 14.5% increase) to $38.8 million in operating income of the ETG in fiscal 2008 and a $1.1 million decrease in corporate expenses.

As a percentage of net sales, operating income increased to 18.2% in fiscal 2008 compared to 16.9% in fiscal 2007. The increase in operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales to 18.6% in fiscal 2008 compared to 17.6% in fiscal 2007, partially offset by a decrease in the ETG's operating income as a percentage of net sales from 27.3% in fiscal 2007 to 26.6% in fiscal 2008. The increase in the FSG's operating income as a percentage of net sales principally reflects the aforementioned increased gross profit margins. The decrease in the ETG's operating income as a percentage of net sales principally reflects an aggregate of $1.8 million in impairment losses related to the write-down of certain intangible assets to their estimated fair values recognized in fiscal 2008.

### Interest Expense

Interest expense decreased to $2.3 million in fiscal 2008 from $3.3 million in fiscal 2007. The decrease was principally due to lower interest rates.

### Other Income (Expense)

Other income (expense) in fiscal 2008 and 2007 were not material.

### Income Tax Expense

Our effective tax rate for fiscal 2008 increased to 34.5% from 33.2% in fiscal 2007. The increase was principally related to the December 2006 retroactive extension for the two year period covering January 1, 2006 to December 31, 2007 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code. As a result of this retroactive extension, we recognized an income tax credit for qualified research and development activities for the full fiscal 2006 year in fiscal 2007, which increased net income, net of expenses, by approximately $.5 million.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

### Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the 20% minority interests held in the FSG and the minority interests held in certain subsidiaries of the FSG and the ETG. Minority interests' share of income increased to $18.9 million in fiscal 2008 from $16.3 million in fiscal 2007. The increase in the minority interests' share of income in fiscal 2008 compared to fiscal 2007 was attributable to the higher earnings of the FSG and certain ETG subsidiaries in which the minority interests exist.

### Net Income

Our net income was $48.5 million, or $1.78 per diluted share, in fiscal 2008 compared to $39.0 million, or $1.45 per diluted share, in fiscal 2007 reflecting the increased operating income referenced above, partially offset by the increased minority interests' share of certain consolidated subsidiaries.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## INFLATION

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on our net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

## LIQUIDITY AND CAPITAL RESOURCES

Our capitalization was as follows:

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Cash and cash equivalents | $ 7,167,000 | $ 12,562,000 |
| Total debt (including current portion) | 55,431,000 | 37,601,000 |
| Shareholders' equity | 457,853,000 | 417,760,000 |
| Total capitalization (debt plus equity) | 513,284,000 | 455,361,000 |
| Total debt to total capitalization | 11% | 8% |

In addition to cash and cash equivalents of $7.2 million, we had approximately $243 million of unused availability under the terms of our revolving credit facility as of October 31, 2009. Our principal uses of cash include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends and increases in working capital. We finance our activities primarily from our operating activities and financing activities, including borrowings under short-term and long-term credit agreements.

Based on our current outlook, we believe that our net cash provided by operating activities and available borrowings under our revolving credit facility will be sufficient to fund cash requirements for the foreseeable future.

### Operating Activities

Net cash provided by operating activities was $75.8 million for fiscal 2009, principally reflecting net income of $44.6 million, minority interests' share of income of $15.2 million, depreciation and amortization of $15.0 million, a tax benefit related to stock option exercises of $1.9 million, and a decrease in net operating assets of $2.5 million, partially offset by the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity and a deferred income tax benefit of $2.7 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a decrease in accounts receivable due to the timing of cash collections and lower net sales, partially offset by a decrease in accrued expenses, including employee compensation, customer rebates and credits and additional accrued purchase consideration since October 31, 2008.

Net cash provided by operating activities was $73.2 million for fiscal 2008, principally reflecting net income of $48.5 million, minority interests' share of income of $18.9 million, depreciation and amortization of $15.1 million, a tax benefit related to stock option exercises of $6.2 million, deferred income tax provision of $3.6 million and impairment losses of intangible assets aggregating $1.8 million, partially offset by an increase in net operating assets of $17.1 million and the presentation of $4.3 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories by the FSG required to meet sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $57.5 million for fiscal 2007, principally reflecting net income of $39.0 million, minority interests' share of income of $16.3 million, depreciation and amortization of $12.2 million, a tax benefit related to stock option exercises of $6.9 million, and a deferred income tax provision of $2.8 million, partially offset by an increase in net operating assets of $16.0 million and the presentation of $5.3 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets primarily reflects a higher investment in inventories by the FSG required to meet increased sales demand associated with new product offerings, sales growth, improved product delivery times, and higher prices of certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

### Investing Activities

Net cash used in investing activities during the three-year fiscal period ended October 31, 2009 primarily relates to several acquisitions, including payments of additional contingent purchase consideration and the acquisitions of certain minority interests, totaling $148.5 million, including $71.1 million in fiscal 2009, $29.0 million in fiscal 2008 and $48.4 million in fiscal 2007. Further details on acquisitions may be found at the beginning of this Item 7 under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $36.6 million over the last three fiscal years, primarily reflecting the expansion of existing production facilities and capabilities, which were generally funded using cash provided by operating activities.

### Financing Activities

During the three-year fiscal period ended October 31, 2009, the Company borrowed an aggregate $187.0 million under its revolving credit facility principally to fund acquisitions and for working capital needs, including $91.0 million in fiscal 2009, $50.0 million in fiscal 2008 and $46.0 million in fiscal 2007. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Repayments on the revolving credit facility aggregated $185.0 million over the last three fiscal years, including $73.0 million in fiscal 2009, $66.0 million in fiscal 2008 and $46.0 million in fiscal 2007. For the three-year fiscal period ended October 31, 2009, we made distributions to minority interest owners aggregating $23.5 million, made repurchases of our common stock aggregating $8.1 million, paid cash dividends aggregating $7.8 million, and paid the matured industrial development revenue bonds aggregating $2.0 million. For the three-year fiscal period ended October 31, 2009, we received proceeds from stock option exercises aggregating $10.5 million. Net cash provided by financing activities also includes the presentation of $1.6 million, $4.3 million and $5.3 million of excess tax benefit from stock option exercises in fiscal 2009, 2008 and 2007, respectively.

In May 2008, we amended our revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow us to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at our choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on our leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event our leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of our subsidiaries. As of October 31, 2009, our leverage ratio was significantly below such specified level. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of October 31, 2009:

| Payments due by fiscal period | Total | 2010 | 2011 - 2012 | 2013 - 2014 | Thereafter |
|---|---|---|---|---|---|
| Short-term and long-term debt obligations (1) | $ 55,374,000 | $ 193,000 | $ 161,000 | $ 55,020,000 | $ – |
| Capital lease obligations and equipment loans (1) | 57,000 | 44,000 | 13,000 | – | – |
| Operating lease obligations (2) | 28,188,000 | 6,012,000 | 9,604,000 | 5,487,000 | 7,085,000 |
| Purchase obligations (3) (4) (5) | 8,746,000 | 2,775,000 | 5,971,000 | – | – |
| Other long-term liabilities (6) (7) | 203,000 | 56,000 | 80,000 | 67,000 | – |
| Total contractual obligations | $ 92,568,000 | $ 9,080,000 | $ 15,829,000 | $ 60,574,000 | $ 7,085,000 |

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that we may be obligated to pay under our revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable, capital lease obligations and equipment loans as such amounts are not material. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements and "Financing Activities" above for additional information regarding our long-term debt and capital lease obligations and equipment loans.

(2) See Note 15, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding our operating lease obligations.

(3) Includes an aggregate of $273,000 of commitments for capital expenditures as well as purchase obligations of inventory and supplies that extend beyond one year. All purchase obligations of inventory and supplies in the ordinary course of business (i.e., with deliveries scheduled within the next year) are excluded from the table.

(4) Also includes accrued additional contingent purchase consideration of $1,775,000 payable in fiscal 2010 relating to a previous year acquisition (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The amounts in the table do not include the additional contingent purchase consideration we may have to pay based on future earnings of certain acquired businesses, which is further discussed in "Off-Balance Sheet Arrangements – Acquisitions – Additional Contingent Purchase Consideration" below. The aggregate maximum amount of such contingent purchase consideration that we could be required to pay is approximately $94 million payable over the future periods beginning in fiscal 2010 through fiscal 2013. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they performed in the comparable historical measurement periods, the aggregate amount of such contingent purchase consideration that we would be required to pay is approximately $12 million. The actual contingent purchase consideration will likely be different.

(5) As further explained below in "Off-Balance Sheet Arrangements – Acquisitions – Put/Call Rights," the minority interest holders of certain subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing us to purchase their equity interests beginning in fiscal 2010 through fiscal 2018. The Put Rights provide that cash consideration be paid for minority interests ("Redemption Amount"). The amounts in the table include $6,698,000 as management's estimate of the aggregate Redemption Amount payable in fiscal years 2010 through 2012 pursuant to past exercises of such Put Rights by the minority interest holders of certain of our subsidiaries. As the actual Redemption Amount payable in fiscal 2011 and 2012 are based on a multiple of future earnings, such amounts will likely be different. Management's estimate of the aggregate Redemption Amount related to all other Put Rights of approximately $50 million has been excluded from the table as the timing of such payments is contingent upon the exercise of the Put Rights.

(6) Represents projected payments aggregating $203,000 under our Directors Retirement Plan, which is explained further in Note 10, Retirement Plans, of the Notes to Consolidated Financial Statements (the plan is unfunded and we pay benefits directly). The amounts in the table do not include amounts related to the Leadership Compensation Plan or our other deferred compensation arrangement as there is a related asset or an offsetting asset, respectively, included in our Consolidated Balance Sheets. See Note 3, Selected Financial Statement Information – Other Long-Term Liabilities, of the Notes to Consolidated Financial Statements for further information about these two deferred compensation plans.

(7) The amounts in the table do not include approximately $3,121,000 of our liability for unrecognized tax benefits due to the uncertainty with respect to the timing of future cash flows associated with these unrecognized tax benefits as we are unable to make reasonably reliable estimates of the timing of any cash settlements. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements for further information about our liability for unrecognized tax benefits.

## OFF-BALANCE SHEET ARRANGEMENTS

### Guarantees

We have arranged for a standby letter of credit for $1.5 million, which is supported by our revolving credit facility, to meet the security requirement of our insurance company for potential workers' compensation claims. As of October 31, 2009, one of our subsidiaries has guaranteed its performance related to a customer contract through a letter of credit for $.4 million, expiring May 2010, which is supported by our revolving credit facility. The subsidiary is also a beneficiary of a letter of credit related to the same contract.

### Acquisitions – Put/Call Rights

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the minority interest holders currently have the right to cause us to purchase their interests over a five-year period and we have the right to purchase the minority interests over a five-year period beginning in fiscal 2015, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of an 85% interest in a subsidiary by the ETG in fiscal 2005, certain minority interest holders exercised their option during fiscal 2007 to cause us to purchase their aggregate 3% interest over a four-year period ending in fiscal 2010. Pursuant to this same purchase agreement, certain other minority interest holders exercised their option during fiscal 2009 to cause us to purchase their aggregate 10.5% interest over a four-year period ending in fiscal 2012. Accordingly, we increased our ownership interest in the subsidiary by an aggregate 4.9% (or one-fourth of such applicable minority interest holders' aggregate interest in fiscal years 2007 through 2009) to 89.9% effective April 2009. Further, the remaining minority interest holders currently have the right to cause us to purchase their aggregate 1.5% interest over a four-year period.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the minority interest holders exercised their option during fiscal 2008 to cause us to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, we increased our ownership interest in the subsidiary by 7% (or one-fourth of such minority interest holders' aggregate interest) to 58% effective April 2008. We and the minority interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010), which increased our ownership interest to 72% effective December 2008. The remaining 7% interest is scheduled to be purchased in April 2011. Further, we have the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning in fiscal 2012, or sooner under certain conditions, and the minority interest holders have the right to cause us to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, we have the right to purchase the minority interests over a four-year period beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holders have the right to cause us to purchase the same equity interest over the same period.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2008, we have the right to purchase the minority interests over a five-year period beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holders have the right to cause us to purchase the same equity interest over the same period.

As part of an agreement to acquire an 82.5% interest in a subsidiary by the ETG in fiscal 2009, we have the right to purchase the minority interests beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holder has the right to cause us to purchase the same equity interests over the same period.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The above referenced rights of the minority interest holders ("Put Rights") may be exercised on varying dates causing us to purchase their equity interests beginning in fiscal 2010 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for the minority interests ("Redemption Amount") be at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based on a multiple of future earnings over a measurement period. As described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, we are required to adopt new guidance regarding the accounting for our Put Rights (known as "redeemable noncontrolling interests") effective as of the beginning of fiscal 2010. Effective November 1, 2009, we will adjust our redeemable noncontrolling interests to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding charge to retained earnings and classify such interests outside of permanent equity in our Consolidated Balance Sheets. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests (the Redemption Amount) based on fair value will be recorded to retained earnings and have no effect on net income per diluted share. Subsequent adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption in excess of fair value will be recorded to retained earnings and will be reflected in net income per diluted share under the two-class method. As of October 31, 2009, management's estimate of the aggregate Redemption Amount of all Put Rights that we would be required to pay is approximately $57 million. The actual Redemption Amount will likely be different. The portion of the estimated Redemption Amount as of October 31, 2009 redeemable at fair value is $25 million and the portion redeemable based solely on a multiple of future earnings is $32 million.

### Acquisitions – Additional Contingent Purchase Consideration

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, we may be obligated to pay additional purchase consideration currently estimated to be $.9 million should the subsidiary meet certain product line-related earnings objectives during calendar year 2009.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, we may be obligated to pay additional purchase consideration up to 73 million Canadian dollars in aggregate, which translates to approximately $68 million U.S. dollars based on the October 31, 2009 exchange rate, should the subsidiary meet certain earnings objectives through fiscal 2012.

As part of the agreement to acquire a subsidiary by the FSG in fiscal 2008, we may be obligated to pay additional purchase consideration of up to approximately $.4 million should the subsidiary meet certain earnings objectives during fiscal 2010, 2011 and 2012.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, we may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2010, $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during each of the first three years following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, we may be obligated to pay additional purchase consideration of up to approximately $11.7 million should the subsidiary meet certain earnings objectives during the first two years following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by us or providing future services to us. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid.

For additional information on the aforementioned acquisitions see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

## NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance which defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. In February 2008, the FASB issued additional guidance which delays the effective date by one year for nonfinancial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. We adopted all required portions of the new guidance effective November 1, 2008. The adoption did not have a material effect on our results of operations, financial position or cash flows. See Note 7, Fair Value Measurements, of the Notes to Consolidated Financial Statements, which provides information about the extent to which fair value is used to measure assets and liabilities and the methods and assumptions used to measure fair value. We will adopt the portions of the new guidance that were delayed at the beginning of fiscal 2010, and we are currently in the process of evaluating the effect such adoption will have on our results of operations, financial position and cash flows.

In February 2007, the FASB issued new guidance that permits entities to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value, and report unrealized gains and losses on items for which the fair value option has been elected in earnings. We adopted this guidance effective November 1, 2008 and have not elected to measure any financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Accordingly, the adoption of the new guidance did not impact our results of operations, financial position or cash flows.

In December 2007, the FASB issued new guidance on business combinations that retains the fundamental requirements of previous guidance that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, the new guidance changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The new guidance is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008, or in fiscal 2010 for us. We will apply this new guidance for all business combinations consummated on or after November 1, 2009.

In December 2007, the FASB issued new guidance that requires the recognition of certain noncontrolling interests (previously referred to as minority interests) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented within the consolidated statement of operations. The new guidance is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for us. The adoption of this new guidance will affect the presentation of noncontrolling interests in our results of operations, financial position and cash flows.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In March 2008, the FASB Emerging Issues Task Force ("EITF") made certain revisions to the guidance on the financial statement classification and measurement of redeemable noncontrolling interests which are required to be applied no later than the effective date of the above referenced guidance for noncontrolling interests, or in fiscal 2010 for us. As further detailed in Note 15, Commitments and Contingencies, of the Notes to Consolidated Financial Statements, the holders of interests in certain of our subsidiaries have rights ("Put Rights") that require us to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. Historically, we have recorded such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the noncontrolling interest holders. Effective November 1, 2009, we will adjust our redeemable noncontrolling interests to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding charge to retained earnings and classify such interests outside of permanent equity. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests (the Redemption Amount) based on fair value will be recorded to retained earnings and have no effect on net income per diluted share. Subsequent adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption in excess of fair value will be recorded to retained earnings and will be reflected in net income per diluted share under the two-class method. If both the guidance on noncontrolling interests and redeemable noncontrolling interests was effective as of October 31, 2009, we would have reclassified approximately $78 million from minority interests in consolidated subsidiaries to permanent equity for non-redeemable noncontrolling interests and recorded an approximately $45 million increase to minority interests in consolidated subsidiaries (to be renamed as "redeemable noncontrolling interests") with a corresponding decrease to retained earnings in our Consolidated Balance Sheets. The resulting $57 million of redeemable noncontrolling interests represents management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay of which approximately $25 million is redeemable at fair value and approximately $32 million is redeemable based solely on a multiple of future earnings. The actual Redemption Amount will likely be different.

In March 2008, the FASB issued new guidance that expands the disclosure requirements about an entity's derivative instruments and hedging activities. It requires enhanced disclosures about (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. We adopted the new guidance effective February 1, 2009. The new guidance affects financial statement disclosures only, and we will make the required additional disclosures in reporting periods for which we use derivative instruments.

In May 2008, the FASB issued new guidance that identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. The new guidance became effective November 15, 2008. The adoption of the new guidance did not have a material effect on our results of operations, financial position or cash flows.

In May 2009, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The new guidance requires the disclosure of the date through which an entity has evaluated subsequent events, which is through the date the financial statements are issued for a public entity such as ours. We adopted the new guidance in the third quarter of fiscal 2009. The adoption of the new guidance did not impact our results of operations, financial position or cash flows.

In June 2009, the FASB issued new guidance that establishes the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). We adopted the new guidance in the fourth quarter of fiscal 2009. The new guidance is not intended to change GAAP, therefore the adoption of the new guidance did not impact our results of operations, financial position or cash flows.

## FORWARD LOOKING STATEMENTS

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;
- Our ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; and
- Our ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries, which could negatively impact our costs and revenues.

For further information on these and other factors that potentially could materially affect our financial results, see Risk Factors. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which we have exposure is interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Periodically, we enter into interest rate swap agreements to manage our interest expense. We did not have any interest rate swap agreements in effect as of October 31, 2009. Based on our aggregate outstanding variable rate debt balance of $55 million as of October 31, 2009, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows.

We maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2009 would not have a material effect on our results of operations, financial position or cash flows.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated transactions, which are principally in Canadian dollar and British pound sterling. During fiscal 2008, we entered into a one year foreign currency forward contract to mitigate a portion of foreign exchange risk at one of our foreign subsidiaries for transactions denominated in a currency other than its functional currency. The impact of this forward contract did not have a material effect on our results of operations, financial position or cash flows. A hypothetical 10% weakening in the exchange rate of the Canadian dollar or British pound sterling to the United States dollar as of October 31, 2009 would not have a material effect on our results of operations, financial position or cash flows.

# CONSOLIDATED BALANCE SHEETS

| As of October 31, | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,167,000 | $ 12,562,000 |
| Accounts receivable, net | 77,864,000 | 88,403,000 |
| Inventories, net | 137,585,000 | 132,910,000 |
| Prepaid expenses and other current assets | 4,290,000 | 3,678,000 |
| Deferred income taxes | 16,671,000 | 13,957,000 |
| Total current assets | 243,577,000 | 251,510,000 |
| Property, plant and equipment, net | 60,528,000 | 59,966,000 |
| Goodwill | 365,243,000 | 323,393,000 |
| Intangible assets, net | 41,588,000 | 24,983,000 |
| Other assets | 21,974,000 | 16,690,000 |
| Total assets | $ 732,910,000 | $ 676,542,000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 237,000 | $ 220,000 |
| Trade accounts payable | 26,978,000 | 29,657,000 |
| Accrued expenses and other current liabilities | 36,978,000 | 49,586,000 |
| Income taxes payable | 1,320,000 | 1,765,000 |
| Total current liabilities | 65,513,000 | 81,228,000 |
| Long-term debt, net of current maturities | 55,194,000 | 37,381,000 |
| Deferred income taxes | 41,340,000 | 39,192,000 |
| Other non-current liabilities | 23,268,000 | 17,003,000 |
| Total liabilities | 185,315,000 | 174,804,000 |
| Minority interests in consolidated subsidiaries (Note 15) | 89,742,000 | 83,978,000 |
| Commitments and contingencies (Notes 2 and 15) | | |
| Shareholders' equity: | | |
| Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued | – | – |
| Common Stock, $.01 par value per share; 30,000,000 shares authorized; 10,409,141 and 10,572,641 shares issued and outstanding, respectively | 104,000 | 106,000 |
| Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 15,713,234 and 15,829,790 shares issued and outstanding, respectively | 157,000 | 158,000 |
| Capital in excess of par value | 224,625,000 | 229,443,000 |
| Accumulated other comprehensive loss | (1,381,000) | (4,819,000) |
| Retained earnings | 234,348,000 | 192,872,000 |
| Total shareholders' equity | 457,853,000 | 417,760,000 |
| Total liabilities and shareholders' equity | $ 732,910,000 | $ 676,542,000 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales | $ 538,296,000 | $ 582,347,000 | $ 507,924,000 |
| Operating costs and expenses: | | | |
| Cost of sales | 357,285,000 | 371,852,000 | 330,466,000 |
| Selling, general and administrative expenses | 92,756,000 | 104,707,000 | 91,444,000 |
| Total operating costs and expenses | 450,041,000 | 476,559,000 | 421,910,000 |
| Operating income | 88,255,000 | 105,788,000 | 86,014,000 |
| Interest expense | (615,000) | (2,314,000) | (3,293,000) |
| Other income (expense) | 205,000 | (637,000) | 95,000 |
| Income before income taxes and minority interests | 87,845,000 | 102,837,000 | 82,816,000 |
| Income tax expense | 28,000,000 | 35,450,000 | 27,530,000 |
| Income before minority interests | 59,845,000 | 67,387,000 | 55,286,000 |
| Minority interests' share of income | 15,219,000 | 18,876,000 | 16,281,000 |
| Net income | $ 44,626,000 | $ 48,511,000 | $ 39,005,000 |
| Net income per share: | | | |
| Basic | $ 1.70 | $ 1.84 | $ 1.52 |
| Diluted | $ 1.65 | $ 1.78 | $ 1.45 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 26,204,799 | 26,309,139 | 25,715,899 |
| Diluted | 27,024,031 | 27,243,356 | 26,931,048 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Common Stock | Class A Common Stock | Capital in Excess of Par Value | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Comprehensive Income |
|---|---|---|---|---|---|---|
| Balances as of October 31, 2006 | $ 103,000 | $ 151,000 | $206,260,000 | $ 62,000 | $110,682,000 | |
| Net income | – | – | – | – | 39,005,000 | $ 39,005,000 |
| Foreign currency translation adjustments | – | – | – | 2,966,000 | – | 2,966,000 |
| Comprehensive income | – | – | – | – | – | $ 41,971,000 |
| Cash dividends ($.08 per share) | – | – | – | – | (2,056,000) | |
| Tax benefit from stock option exercises | – | – | 6,873,000 | – | – | |
| Proceeds from stock option exercises | 2,000 | 5,000 | 6,868,000 | – | – | |
| Stock option compensation expense | – | – | 658,000 | – | – | |
| Other | – | – | (1,000) | 22,000 | 1,000 | |
| Balances as of October 31, 2007 | 105,000 | 156,000 | 220,658,000 | 3,050,000 | 147,632,000 | |
| Net income | – | – | – | – | 48,511,000 | $ 48,511,000 |
| Foreign currency translation adjustments | – | – | – | (7,706,000) | – | (7,706,000) |
| Comprehensive income | – | – | – | – | – | $ 40,805,000 |
| Cash dividends ($.10 per share) | – | – | – | – | (2,631,000) | |
| Cumulative effect of adopting FIN 48 (Note 6) | – | – | – | – | (639,000) | |
| Tax benefit from stock option exercises | – | – | 6,248,000 | – | – | |
| Proceeds from stock option exercises | 1,000 | 2,000 | 2,395,000 | – | – | |
| Stock option compensation expense | – | – | 142,000 | – | – | |
| Other | – | – | – | (163,000) | (1,000) | |
| Balances as of October 31, 2008 | 106,000 | 158,000 | 229,443,000 | (4,819,000) | 192,872,000 | |
| Net income | – | – | – | – | 44,626,000 | $ 44,626,000 |
| Foreign currency translation adjustments | – | – | – | 3,276,000 | – | 3,276,000 |
| Comprehensive income | – | – | – | – | – | $ 47,902,000 |
| Repurchases of common stock | (2,000) | (2,000) | (8,094,000) | – | – | |
| Cash dividends ($.12 per share) | – | – | – | – | (3,150,000) | |
| Tax benefit from stock option exercises | – | – | 1,890,000 | – | – | |
| Proceeds from stock option exercises | – | 1,000 | 1,206,000 | – | – | |
| Stock option compensation expense | – | – | 181,000 | – | – | |
| Other | – | – | (1,000) | 162,000 | – | |
| Balances as of October 31, 2009 | $ 104,000 | $ 157,000 | $224,625,000 | $(1,381,000) | $234,348,000 | |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 44,626,000 | $ 48,511,000 | $ 39,005,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 14,967,000 | 15,052,000 | 12,167,000 |
| Impairment of intangible assets | 300,000 | 1,835,000 | – |
| Deferred income tax (benefit) provision | (2,651,000) | 3,617,000 | 2,819,000 |
| Minority interests' share of income | 15,219,000 | 18,876,000 | 16,281,000 |
| Tax benefit from stock option exercises | 1,890,000 | 6,248,000 | 6,873,000 |
| Excess tax benefit from stock option exercises | (1,573,000) | (4,324,000) | (5,262,000) |
| Stock option compensation expense | 181,000 | 142,000 | 658,000 |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Decrease (increase) in accounts receivable | 15,214,000 | (4,749,000) | (13,790,000) |
| Increase in inventories | (87,000) | (16,597,000) | (14,701,000) |
| Decrease (increase) in prepaid expenses and other current assets | 5,216,000 | 650,000 | (266,000) |
| (Decrease) increase in trade accounts payable | (5,619,000) | 808,000 | 4,265,000 |
| (Decrease) increase in accrued expenses and other current liabilities | (11,296,000) | 3,803,000 | 7,013,000 |
| (Decrease) increase in income taxes payable | (936,000) | (1,040,000) | 1,523,000 |
| Other | 366,000 | 330,000 | 865,000 |
| Net cash provided by operating activities | 75,817,000 | 73,162,000 | 57,450,000 |
| Investing activities: | | | |
| Acquisitions and related costs, net of cash acquired | (71,066,000) | (29,038,000) | (48,367,000) |
| Capital expenditures | (10,253,000) | (13,455,000) | (12,886,000) |
| Other | 20,000 | 166,000 | 59,000 |
| Net cash used in investing activities | (81,299,000) | (42,327,000) | (61,194,000) |
| Financing activities: | | | |
| Borrowings on revolving credit facility | 91,000,000 | 50,000,000 | 46,000,000 |
| Payments on revolving credit facility | (73,000,000) | (66,000,000) | (46,000,000) |
| Borrowings on short-term line of credit | – | 500,000 | 1,000,000 |
| Payments on short-term line of credit | – | (500,000) | (1,000,000) |
| Payment of industrial development revenue bonds | – | (1,980,000) | – |
| Distributions to minority interest owners | (9,591,000) | (7,456,000) | (6,448,000) |
| Repurchases of common stock | (8,098,000) | – | – |
| Cash dividends paid | (3,150,000) | (2,631,000) | (2,056,000) |
| Excess tax benefit from stock option exercises | 1,573,000 | 4,324,000 | 5,262,000 |
| Proceeds from stock option exercises | 1,207,000 | 2,398,000 | 6,875,000 |
| Other | (219,000) | (1,158,000) | (57,000) |
| Net cash (used in) provided by financing activities | (278,000) | (22,503,000) | 3,576,000 |
| Effect of exchange rate changes on cash | 365,000 | (717,000) | 116,000 |
| Net (decrease) increase in cash and cash equivalents | (5,395,000) | 7,615,000 | (52,000) |
| Cash and cash equivalents at beginning of year | 12,562,000 | 4,947,000 | 4,999,000 |
| Cash and cash equivalents at end of year | $ 7,167,000 | $ 12,562,000 | $ 4,947,000 |

**The accompanying notes are an integral part of these consolidated financial statements.**

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronics related products and services throughout the United States and internationally. The Company's customer base is primarily the commercial aviation, defense, space, medical, telecommunication and electronic industries.

### Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a 72%-owned subsidiary, two 80%-owned subsidiaries, and a joint venture formed in March 2001, which is 16%-owned by American Airlines' parent company, AMR Corporation. Also, HEICO Electronic consolidates three subsidiaries, which are 80%, 89.9% and 82.5% owned, respectively. (See Note 2, Acquisitions.) All significant intercompany balances and transactions are eliminated. The consolidated financial statements reflect management's evaluation of subsequent events through December 23, 2009, the date of issuance of this Annual Report on Form 10-K.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less to be cash equivalents.

### Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenue from certain fixed price contracts recognized on the percentage-of-completion method that have been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space and electronics industries.

### Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

### Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

| | | | | |
|---|---|---|---|---|
| Buildings and improvements | 15 | to | 40 | years |
| Leasehold improvements | 2 | to | 20 | years |
| Machinery and equipment | 3 | to | 10 | years |
| Tooling | 2 | to | 5 | years |

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are expensed as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in earnings.

### Business Combinations

The Company applies the purchase method of accounting to its acquisitions. Under this method, acquired businesses are included in the consolidated financial statements from the date of acquisition. The purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets and liabilities acquired based on their estimated fair market values, with any excess recorded as goodwill.

### Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets not subject to amortization consist of most of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method over the following estimated useful lives:

| | | | | |
|---|---|---|---|---|
| Customer relationships | 3 | to | 8 | years |
| Intellectual property | 4 | to | 15 | years |
| Licenses | 12 | to | 17 | years |
| Non-compete agreements | 2 | to | 7 | years |
| Patents | 5 | to | 20 | years |
| Trade names | 5 | to | 10 | years |

The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. These tests consist of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

### Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its variable interest rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers, but does not generally require collateral to support customer receivables.

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's Consolidated Statement of Operations.

### Derivative Instruments

From time to time, the Company utilizes certain derivative instruments (e.g. interest rate swap agreements and foreign currency forward contracts) to hedge the variability of expected future cash flows of certain transactions. On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The Company has previously utilized interest rate swap agreements to manage interest expense related to its revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. The Company did not enter into any interest rate swap agreements in fiscal 2009, 2008 or 2007.

During fiscal 2008, the Company entered into a one year foreign currency forward contract to mitigate foreign exchange risk at one of its foreign subsidiaries for transactions denominated in a currency other than its functional currency. The impact of this forward contract did not have a material effect on the Company's results of operations, financial position or cash flows in fiscal 2009 or 2008. The Company did not enter into any foreign currency forward contracts in fiscal 2009 or 2007.

### Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

### Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

### Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue earned from rendering services represented less than 10% of consolidated net sales for all periods presented. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 1%, 3%, and 3% in fiscal 2009, 2008 and 2007, respectively. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred.

Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenue recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2009, 2008 or 2007.

### Stock-Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The fair value of each stock option on the date of grant is estimated using the Black-Scholes pricing model based on certain valuation assumptions. Expected volatilities are based on the Company's historical stock prices over the contractual terms of the options and other factors. The risk-free interest rates used are based on the published U.S. Treasury yield curve in effect at the time of the grant for instruments with a similar life. The dividend yield reflects the Company's dividend yield at the date of grant. The expected life represents the period that the stock options are expected to be outstanding, taking into consideration the contractual terms of the options and employee historical exercise behavior. The Company generally recognizes stock option compensation expense ratably over the award's vesting period.

The Company calculates the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool") by tracking each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its Consolidated Statements of Operations. The excess tax benefit resulting from tax deductions in excess of the cumulative compensation expense recognized for stock options exercised is presented as a financing activity in the Company's Consolidated Statements of Cash Flows. All other tax benefits related to stock options have been presented as a component of operating activities.

### Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Effective November 1, 2007, the Company adopted new guidance related to accounting for uncertainty in income taxes and began evaluating tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. As a result of adopting the provisions of the new guidance, the Company recognized a cumulative effect adjustment that decreased retained earnings as of the beginning of fiscal 2008 by $639,000. Further, effective with the adoption of the new guidance, the Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Interest and penalties, which were not significant in fiscal 2007, were previously recorded in interest expense and in selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Operations. Further information regarding income taxes can be found in Note 6, Income Taxes.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

### Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

### Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

### New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance which defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. In February 2008, the FASB issued additional guidance which delays the effective date by one year for nonfinancial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted all required portions of the new guidance effective November 1, 2008. The adoption did not have a material effect on the Company's results of operations, financial position or cash flows. See Note 7, Fair Value Measurements, which provides information about the extent to which fair value is used to measure assets and liabilities and the methods and assumptions used to measure fair value. The portions of the new guidance that were delayed will be adopted by the Company at the beginning of fiscal 2010, and the Company is currently in the process of evaluating the effect such adoption will have on its results of operations, financial position and cash flows.

In February 2007, the FASB issued new guidance that permits entities to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value, and report unrealized gains and losses on items for which the fair value option has been elected in earnings. The Company adopted this guidance effective November 1, 2008 and has not elected to measure any financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Accordingly, the adoption of the new guidance did not impact the Company's results of operations, financial position or cash flows.

In December 2007, the FASB issued new guidance for business combinations that retains the fundamental requirements of previous guidance that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, the new guidance changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The new guidance is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The Company will apply this new guidance in the accounting for all business combinations consummated on or after November 1, 2009.

In December 2007, the FASB issued new guidance that requires the recognition of certain noncontrolling interests (previously referred to as minority interests) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented within the consolidated statement of operations. The new guidance is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The adoption of this new guidance will affect the presentation of noncontrolling interests in the Company's results of operations, financial position and cash flows.

In March 2008, the FASB Emerging Issues Task Force ("EITF") made certain revisions to the guidance on the financial statement classification and measurement of redeemable noncontrolling interests which are required to be applied no later than the effective date of the above referenced guidance for noncontrolling interests, or in fiscal 2010 for HEICO. As further detailed in Note 15, Commitments and Contingencies, the holders of interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. Historically, the Company has recorded such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the noncontrolling interest holders. Effective November 1, 2009, the Company will adjust its redeemable noncontrolling interests to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding charge to retained earnings and classify such interests outside of permanent equity. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests (the Redemption Amount) based on fair value will be recorded to retained earnings and have no effect on net income per diluted share. Subsequent adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption in excess of fair value will be recorded to retained earnings and will be reflected in net income per diluted share under the two-class method. If both the guidance on noncontrolling interests and redeemable noncontrolling interests was effective as of October 31, 2009, the Company would have reclassified approximately $78 million from minority interests in consolidated subsidiaries to permanent equity for non-redeemable noncontrolling interests and recorded an approximately $45 million increase to minority interests in consolidated subsidiaries (to be renamed as "redeemable noncontrolling interests") with a corresponding decrease to retained earnings in the Company's Consolidated Balance Sheets. The resulting $57 million of redeemable noncontrolling interests represents management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay of which approximately $25 million is redeemable at fair value and approximately $32 million is redeemable based solely on a multiple of future earnings. The actual Redemption Amount will likely be different.

In March 2008, the FASB issued new guidance that expands the disclosure requirements about an entity's derivative instruments and hedging activities. It requires enhanced disclosures about (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the new guidance effective February 1, 2009. The new guidance affects financial statement disclosures only, and the Company will make the required additional disclosures in reporting periods for which it uses derivative instruments.

In May 2008, the FASB issued new guidance that identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. The new guidance became effective November 15, 2008. The adoption of the new guidance did not have a material effect on the Company's results of operations, financial position or cash flows.

In May 2009, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The new guidance requires the disclosure of the date through which an entity has evaluated subsequent events, which is through the date the financial statements are issued for a public entity such as HEICO. The Company adopted the new guidance in the third quarter of fiscal 2009. The adoption of the new guidance did not have a material effect on the Company's results of operations, financial position or cash flows.

In June 2009, the FASB issued new guidance that establishes the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). The Company adopted the new guidance in the fourth quarter of fiscal 2009. The new guidance is not intended to change GAAP, therefore the adoption of the new guidance did not impact the Company's results of operations, financial position or cash flows.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE 2 ACQUISITIONS**

During the first quarter of fiscal 2007, the Company, through HEICO Aerospace, acquired an additional 10% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest to 90%. During the first quarter of fiscal 2009, the Company, through HEICO Aerospace, acquired the remaining 10% equity interest, which increased the Company's ownership interest to 100% effective October 31, 2008. The purchase price of both acquired equity interests was paid using cash provided by operating activities.

In April 2007, the Company, through HEICO Electronic, acquired all the stock of a U.S. company engaged in the design and manufacture of Radio Frequency Interference and Electromagnetic Frequency Interference Suppressors for a variety of markets. The Company has since integrated the operations of the acquired entity into the operations of one of its existing subsidiaries.

During both April 2007 and 2008, the Company, through HEICO Electronic, acquired an additional .75% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest from 85% to 86.5%. In April 2009, the Company, through HEICO Electronic, acquired an additional 3.4% equity interest, which increased the Company's ownership interest to 89.9%. The purchase prices of the acquired equity interests were paid using cash provided by operating activities.

In May 2007, the Company, through HEICO Aerospace, acquired certain assets of a supplier. The acquired assets were integrated into one of its existing subsidiaries and will be utilized to bring certain manufacturing operations in-house. The purchase price was paid using cash provided by operating activities.

In August 2007, the Company, through HEICO Aerospace, acquired substantially all of the assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market.

In September 2007, the Company, through HEICO Electronic, acquired all of the stock of a Canadian company that designs and manufactures high voltage energy generators for medical, baggage inspection and industrial imaging manufacturers and high frequency power delivery systems for the commercial sign industry. Subject to meeting certain earnings objectives during the first five years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to approximately $68 million U.S. dollars based on the October 31, 2009 exchange rate.

In November 2007, the Company, through an 80%-owned subsidiary of HEICO Aerospace, acquired all of the stock of a European company. Subject to meeting certain earnings objectives during the third, fourth and fifth years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to approximately $.4 million in aggregate. The acquired company supplies aircraft parts for sale and exchange as well as repair management services to commercial and regional airlines, asset management companies and FAA overhaul and repair facilities.

In January 2008, the Company, through HEICO Aerospace, acquired certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of the acquired entity within other subsidiaries of HEICO Aerospace.

In February 2008, the Company, through HEICO Aerospace, acquired an 80% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics primarily for the commercial aviation market. The remaining 20% is principally owned by certain members of the acquired company's management. The Company has the right to purchase the minority interests beginning at approximately the sixth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

In April 2008, the Company, through HEICO Aerospace, acquired an additional 7% equity interest in one of its subsidiaries, which increased the Company's ownership interest to 58%. In December 2008, the Company, through HEICO Aerospace, acquired an additional 14% equity interest in the subsidiary, which increased the Company's ownership interest to 72%.

In May 2009, the Company, through HEICO Electronic, acquired 82.5% of the stock of VPT, Inc., a U.S. company that designs and provides power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company. The Company has the right to purchase the minority interests beginning at the fifth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holder has the right to cause the Company to purchase the same equity interests over the same period. In addition, subject to meeting certain earnings objectives during each of the first three years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2010, $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012.

In October 2009, the Company, through HEICO Electronic, acquired the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water. Subject to meeting certain earnings objectives during the first two years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to approximately $11.7 million.

As part of the purchase agreement associated with certain acquisitions, the Company may be obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. The Company accrues an estimate of additional purchase consideration when the earnings objectives are met. During fiscal 2009, the Company, through HEICO Electronic, paid $2.2 million of such additional purchase consideration related to an acquisition made previously, which was accrued as of October 31, 2008. In addition, the Company, through HEICO Electronic, paid $1.6 million of additional purchase consideration in the fourth quarter of fiscal 2009 related to a previous acquisition for which the earnings objective was met during fiscal 2009. During fiscal 2008, the Company, through HEICO Aerospace and HEICO Electronic, paid $7.0 million and $4.7 million, respectively, of such additional purchase consideration related to acquisitions made in previous years, all of which was accrued as of October 31, 2007. During fiscal 2007, the Company, through HEICO Electronic, paid $7.3 million of such additional purchase consideration related to acquisitons made in previous years, of which $7.2 million was accrued as of October 31, 2006. As of October 31, 2009, the Company, through HEICO Electronic, accrued $1.8 million of additional purchase consideration related to a prior year acquisition, which it expects to pay in fiscal 2010. The amounts paid in fiscal 2009, 2008 and 2007 were based on a multiple of each applicable subsidiary's earnings relative to target. Since these amounts were not contingent upon the former shareholders of each acquired entity remaining employed by the Company or providing future services to the Company, the payments were recorded as an additional cost of the respective acquired entity. Information regarding additional purchase consideration related to acquisitions may be found in Note 15, Commitments and Contingencies.

All of the acquisitions described above were accounted for using the purchase method of accounting. The purchase price of each acquisition was paid in cash using proceeds from the Company's revolving credit facility unless otherwise noted and was not material or significant to the Company's consolidated financial statements. The operating results of each acquired company were included in the Company's results of operations from their effective acquisition date. The following table presents the Company's unaudited pro forma consolidated operating results assuming the fiscal 2009 and 2008 acquisitions had been consummated as of the beginning of fiscal 2008. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisitions had taken place as of the beginning fiscal 2008. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to acquired intangible assets, increased interest expense associated with borrowings to finance the acquisitions, and applicable adjustments to minority interest in net income as well as the exclusion of any acquisition-related expenses.

| **For the year ended October 31,** | **2009** | **2008** |
|---|---|---|
| Net sales | $ 559,923 | $ 619,665 |
| Net income | $ 47,220 | $ 51,975 |
| Net income per share: | | |
| Basic | $ 1.80 | $ 1.98 |
| Diluted | $ 1.75 | $ 1.91 |

The allocation of the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values as of the date of acquisition. The Company determines the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. The allocation of the purchase price of the fiscal 2009 acquisitions to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. The excess of the purchase price over the net of the amounts assigned to assets acquired and liabilities assumed has been recorded as goodwill (see Note 16, Supplemental Disclosures of Cash Flow Information). The aggregate cost of acquisitions, including payments made in cash and contingent payments, was $71.1 million, $29.0 million and $48.4 million in fiscal 2009, 2008 and 2007, respectively.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 3 SELECTED FINANCIAL STATEMENT INFORMATION

### Accounts Receivable

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Accounts receivable | $ 80,399,000 | $ 90,990,000 |
| Less: Allowance for doubtful accounts | (2,535,000) | (2,587,000) |
| Accounts receivable, net | $ 77,864,000 | $ 88,403,000 |

### Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Costs incurred on uncompleted contracts | $ 10,280,000 | $ 21,505,000 |
| Estimated earnings | 8,070,000 | 12,545,000 |
| | 18,350,000 | 34,050,000 |
| Less: Billings to date | (12,543,000) | (28,337,000) |
| | $ 5,807,000 | $ 5,713,000 |
| Included in accompanying Consolidated Balance Sheets under the following captions: | | |
| Accounts receivable, net (costs and estimated earnings in excess of billings) | $ 5,832,000 | $ 6,115,000 |
| Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings) | (25,000) | (402,000) |
| | $ 5,807,000 | $ 5,713,000 |

Changes in estimates pertaining to percentage of completion contracts did not have a material effect on net income or diluted net income per share in fiscal 2009, 2008 or 2007.

### Inventories

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Finished products | $ 79,665,000 | $ 74,281,000 |
| Work in process | 14,279,000 | 17,897,000 |
| Materials, parts, assemblies and supplies | 43,641,000 | 40,732,000 |
| Inventories, net | $ 137,585,000 | $ 132,910,000 |

Inventories related to long-term contracts were not significant as of October 31, 2009 and 2008.

### Property, Plant and Equipment

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Land | $ 3,656,000 | $ 3,656,000 |
| Buildings and improvements | 38,091,000 | 36,229,000 |
| Machinery, equipment and tooling | 80,697,000 | 73,038,000 |
| Construction in progress | 5,331,000 | 5,446,000 |
| | 127,775,000 | 118,369,000 |
| Less: Accumulated depreciation and amortization | (67,247,000) | (58,403,000) |
| Property, plant and equipment, net | $ 60,528,000 | $ 59,966,000 |

The amounts set forth above include tooling costs having a net book value of $4,369,000 and $4,037,000 as of October 31, 2009 and 2008, respectively. Amortization expense on capitalized tooling was $1,825,000, $1,575,000 and $1,448,000 for the fiscal years ended October 31, 2009, 2008 and 2007, respectively. Expenditures for capitalized tooling costs were $2,193,000, $1,412,000 and $1,634,000 in fiscal 2009, 2008 and 2007, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $8,365,000, $7,990,000 and $6,678,000 for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $631,000 and $908,000 as of October 31, 2009 and 2008, respectively. Under the terms of the agreements, the customers may purchase the equipment at specified prices, which are no less than net book value, upon termination of the agreements. The equipment is currently being depreciated over its estimated life.

### Accrued Expenses and Other Current Liabilities

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Accrued employee compensation and related payroll taxes | $ 14,745,000 | $ 25,157,000 |
| Accrued customer rebates and credits | 9,689,000 | 11,758,000 |
| Accrued additional purchase consideration | 1,775,000 | 3,427,000 |
| Other | 10,769,000 | 9,244,000 |
| Accrued expenses and other current liabilities | $ 36,978,000 | $ 49,586,000 |

The total customer rebates and credits deducted within net sales for the fiscal years ended October 31, 2009, 2008 and 2007 were $8,315,000, $10,249,000 and $9,574,000, respectively.

### Other Long-Term Liabilities

During fiscal 2006, the Company established the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The LCP was effective October 1, 2006 and provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis. The Company matches 50% of the first 6% of base salary deferred by each participant. In September 2008, the LCP was amended principally to allow director fees that would otherwise be payable in Company common stock to be deferred into the Plan, and, when distributed, amounts would be distributable in actual shares of Company common stock. During fiscal 2009, the LCP was amended to comply with the final Section 409A regulations issued by the Internal Revenue Service, which become effective January 1, 2009. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the Plan charged to income in fiscal 2009, 2008 and 2007 totaled $2,195,000, $2,075,000 and $2,119,000, respectively. In the accompanying Consolidated Balance Sheets, $241,000 was included in accrued expenses and other current liabilities and $15,552,000 in other long-term liabilities as of October 31, 2009, and $623,000 was included in accrued expenses and other current liabilities and $7,136,000 in other long-term liabilities as of October 31, 2008. The assets of the LCP, totaling $15,811,000 and $7,148,000 as of October 31, 2009, and 2008, respectively, are classified within other assets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations under the LCP.

Other long-term liabilities also includes deferred compensation of $3,953,000 and $3,860,000 as of October 31, 2009 and 2008, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan related to this deferred compensation liability are held within an irrevocable trust and classified within other assets in the accompanying Consolidated Balance Sheets. Additional information regarding the assets of this deferred compensation plan and the LCP may be found in Note 7, Fair Value Measurements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 4 GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2009 and 2008 by operating segment are as follows:

| | Segment | | Consolidated |
|---|---|---|---|
| | FSG | ETG | Totals |
| Balances as of October 31, 2007 | $ 169,689,000 | $ 140,813,000 | $ 310,502,000 |
| Goodwill acquired | 9,094,000 | 74,000 | 9,168,000 |
| Adjustments to goodwill | 1,491,000 | 2,673,000 | 4,164,000 |
| Accrued additional purchase consideration | 1,215,000 | 2,212,000 | 3,427,000 |
| Foreign currency translation adjustments | (363,000) | (3,505,000) | (3,868,000) |
| Balances as of October 31, 2008 | 181,126,000 | 142,267,000 | 323,393,000 |
| Goodwill acquired | 6,444,000 | 29,269,000 | 35,713,000 |
| Adjustments to goodwill | 866,000 | 1,612,000 | 2,478,000 |
| Accrued additional purchase consideration | – | 1,775,000 | 1,775,000 |
| Foreign currency translation adjustments | 23,000 | 1,861,000 | 1,884,000 |
| Balances as of October 31, 2009 | $ 188,459,000 | $ 176,784,000 | $ 365,243,000 |

The goodwill acquired during fiscal 2009 and 2008 is a result of certain of the Company's acquisitions described in Note 2, Acquisitions. Adjustments to goodwill during fiscal 2009 by the FSG and fiscal 2008 by the FSG and ETG consist primarily of final purchase price adjustments related to the preliminary allocation of the purchase price during the allocation period for certain prior year acquisitions to the assets acquired and liabilities assumed. The adjustment to goodwill during fiscal 2009 by the ETG represents additional purchase consideration paid in the fourth quarter of fiscal 2009 related to a previous acquisition for which the earnings objective was met during fiscal 2009 (see Note 15, Commitments and Contingencies). The $1.8 million and $2.2 million accrued additional purchase consideration recognized during fiscal 2009 and 2008, respectively, by the ETG is the result of a subsidiary meeting certain earnings objectives in fiscal 2009 and 2008, respectively (see Note 2, Acquisitions). The $1.2 million accrued additional purchase consideration recognized during fiscal 2008 by the FSG is the result of the Company's purchase of the remaining 10% of the equity interests of a 90%-owned subsidiary effective October 31, 2008. The foreign currency translation adjustments reflect unrealized translation (losses) gains on the goodwill recognized in connection with foreign subsidiaries. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company estimates that approximately $25 million and $13 million of the goodwill recognized in fiscal 2009 and 2008, respectively, will be deductible for income tax purposes. Based on the annual goodwill test for impairment as of October 31, 2009, the Company determined there is no impairment of its goodwill.

Identifiable intangible assets consist of:

| | As of October 31, 2009 | | | As of October 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Amortizing assets: | | | | | | |
| Customer relationships | $ 33,237,000 | $ (9,944,000) | $ 23,293,000 | $ 16,845,000 | $ (6,451,000) | $ 10,394,000 |
| Intellectual property | 3,369,000 | (628,000) | 2,741,000 | 3,427,000 | (1,833,000) | 1,594,000 |
| Licenses | 1,000,000 | (547,000) | 453,000 | 1,000,000 | (474,000) | 526,000 |
| Non-compete agreements | 1,221,000 | (969,000) | 252,000 | 1,086,000 | (660,000) | 426,000 |
| Patents | 575,000 | (246,000) | 329,000 | 575,000 | (189,000) | 386,000 |
| Trade names | 569,000 | – | 569,000 | – | – | – |
| | 39,971,000 | (12,334,000) | 27,637,000 | 22,933,000 | (9,607,000) | 13,326,000 |
| Non-Amortizing assets: | | | | | | |
| Trade names | 13,951,000 | – | 13,951,000 | 11,657,000 | – | 11,657,000 |
| | $ 53,922,000 | $(12,334,000) | $ 41,588,000 | $ 34,590,000 | $ (9,607,000) | $ 24,983,000 |

The increase in the gross carrying amount of customer relationships, trade names and non-compete agreements as of October 31, 2009 compared to October 31, 2008 principally relates to the intangible assets recognized in connection with the fiscal 2009 acquisitions (see Note 2, Acquisitions, and Note 16, Supplemental Disclosures of Cash Flow Information). The increase in the gross carrying amount of intellectual property recognized in connection with the fiscal 2009 acquisitions (see Notes 2 and 16) was more than offset by the write-off of certain such fully amortized intangible assets. During the fourth quarter of fiscal 2009 and 2008, the Company recognized impairment losses of $200,000 and $1,313,000, respectively, and $100,000 and $522,000, respectively, from the write-down of certain customer relationships and trade names, respectively, within the ETG to their estimated fair values, due to reductions in future cash flows associated with such assets. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

The weighted average amortization period of the customer relationships, intellectual property, finite-lived trade names and non-compete agreements acquired during fiscal 2009 is six years, six years, five years and two years, respectively. The weighted average amortization period of the customer relationships and non-compete agreements acquired during fiscal 2008 is approximately six and four years, respectively. Amortization expense of other intangible assets was $4,499,000, $5,156,000 and $3,647,000 for the fiscal years ended October 31, 2009, 2008 and 2007, respectively. Amortization expense for each of the next five fiscal years is expected to be $6,162,000 in fiscal 2010, $5,345,000 in fiscal 2011, $4,638,000 in fiscal 2012, $4,178,000 in fiscal 2013 and $3,881,000 in fiscal 2014.

**NOTE 5 SHORT-TERM AND LONG-TERM DEBT**

The $2.5 million short-term line of credit that one of the Company's subsidiaries had with a bank expired in June 2009.

Long-term debt consists of:

| As of October 31, | 2009 | 2008 |
|---|---|---|
| Borrowings under revolving credit facility | $ 55,000,000 | $ 37,000,000 |
| Notes payable, capital leases and equipment loans | 431,000 | 601,000 |
| | 55,431,000 | 37,601,000 |
| Less: Current maturities of long-term debt | (237,000) | (220,000) |
| | $ 55,194,000 | $ 37,381,000 |

The aggregate amount of long-term debt maturing in each of the next five fiscal years is $237,000 in fiscal 2010, $134,000 in fiscal 2011, $40,000 in fiscal 2012 and $55,020,000 in fiscal 2013.

**Revolving Credit Facility**

In May 2008, the Company amended its revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow the Company to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

As of October 31, 2009 and 2008, the Company had a total of $55 million and $37 million, respectively, borrowed under its revolving credit facility at weighted average interest rates of .9% and 3.6%, respectively. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions) as well as for working capital and general corporate purposes. The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2009, the Company was in compliance with all such covenants.

### Industrial Development Revenue Bonds

In April 2008, the Company paid the matured Series 1988 industrial development revenue bonds aggregating $1,980,000.

## NOTE 6 INCOME TAXES

The components of the provision for income taxes on income before income taxes and minority interests is as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 25,920,000 | $ 27,118,000 | $ 20,688,000 |
| State | 3,890,000 | 4,225,000 | 3,746,000 |
| Foreign | 841,000 | 490,000 | 277,000 |
| | 30,651,000 | 31,833,000 | 24,711,000 |
| Deferred: | (2,651,000) | 3,617,000 | 2,819,000 |
| Total income tax expense | $ 28,000,000 | $ 35,450,000 | $ 27,530,000 |

The reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| State taxes, less applicable federal income tax reduction | 2.5 | 2.9 | 3.3 |
| Net tax benefit on minority interests' share of income | (2.7) | (3.0) | (3.4) |
| Net tax benefit on qualified research and development activities | (2.9) | (.3) | (1.8) |
| Net tax benefit on qualified domestic production activities | (.6) | (.7) | (.4) |
| Other, net | .6 | .6 | .5 |
| Effective tax rate | 31.9% | 34.5% | 33.2% |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

| **As of October 31,** | **2009** | **2008** |
|---|---|---|
| Deferred tax assets: | | |
| Inventories | $ 13,123,000 | $ 7,483,000 |
| Deferred compensation liability | 7,407,000 | 4,240,000 |
| Net operating loss carryforward of acquired business | 4,184,000 | – |
| Foreign R&D carryforward and credit | 1,714,000 | 269,000 |
| Bonus accrual | 1,214,000 | 2,684,000 |
| Allowance for doubtful accounts receivable | 880,000 | 821,000 |
| Vacation accrual | 795,000 | 884,000 |
| Customer rebates accrual | 671,000 | 1,097,000 |
| Other | 2,382,000 | 3,051,000 |
| Total deferred tax assets | 32,370,000 | 20,529,000 |
| Deferred tax liabilities: | | |
| Intangible asset amortization | 50,113,000 | 40,695,000 |
| Accelerated depreciation | 3,700,000 | 3,778,000 |
| Software development costs | 1,622,000 | 1,019,000 |
| Other | 1,604,000 | 272,000 |
| Total deferred tax liabilities | 57,039,000 | 45,764,000 |
| Net deferred tax liability | $ (24,669,000) | $ (25,235,000) |

The net deferred tax liability is classified in the accompanying Consolidated Balance Sheets as follows:

| **As of October 31,** | **2009** | **2008** |
|---|---|---|
| Current asset | $ 16,671,000 | $ 13,957,000 |
| Long-term liability | 41,340,000 | 39,192,000 |
| Net deferred tax liability | $ (24,669,000) | $ (25,235,000) |

The decrease in the net deferred tax liability from $25.2 million as of October 31, 2008 to $24.7 million as of October 31, 2009 is principally due to the $2.7 million deferred income tax benefit for 2009 offset by a $1.8 million reduction in a deferred tax asset that was released during the second quarter of fiscal 2009 upon the filing of an application with the Internal Revenue Service ("IRS") for an accounting methodology change as referenced below.

As discussed in Note 1, Summary of Significant Accounting Policies – Income Taxes, the Company adopted the provisions of certain new guidance related to income taxes effective November 1, 2007. As a result, the Company increased its liabilities related to uncertain tax positions by $4,622,000 and accounted for this change as a $3,889,000 increase to deferred tax assets, a $639,000 decrease to retained earnings (the cumulative effect of adopting the new guidance), and a $94,000 decrease to deferred tax liabilities. Upon adoption, the Company also reclassified $2,680,000 in unrecognized tax benefits and $2,621,000 of income tax refunds (related to research and development activities as further described below) from income taxes payable to long-term income tax liabilities and long-term income tax assets, respectively, since the Company does not anticipate payment or receipt of cash within one year. Long-term income tax liabilities are classified within other long-term liabilities and long-term income tax assets are classified within other assets in the Company's Consolidated Balance Sheets.

As of October 31, 2009 and 2008, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $3,328,000 and $5,742,000, respectively, of which $2,859,000 and $3,438,000, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized.

A reconciliation of the activity related to the liability for gross unrecognized tax benefits during fiscal 2009 and 2008 is as follows:

| Year ended October 31, | 2009 | 2008 |
|---|---|---|
| Balance as of beginning of fiscal year | $ 5,742,000 | $ 7,396,000 |
| Increases related to prior year tax positions | 91,000 | 2,000 |
| Decreases related to prior year tax positions | (3,562,000) | (4,380,000) |
| Increases related to current year tax positions | 1,234,000 | 2,793,000 |
| Settlements | (211,000) | – |
| Lapse of statutes of limitations | 34,000 | (69,000) |
| Balance as of October 31, | $ 3,328,000 | $ 5,742,000 |

The Company's net liability for unrecognized tax benefits was $3,121,000 as of October 31, 2009, including $176,000 of interest and $148,000 of penalties and net of $530,000 in related deferred tax assets. It is the Company's policy to recognize interest and penalties related to income tax matters as a component of income tax expense. During the fiscal year ended October 31, 2009, the Company accrued penalties of $52,000 related to the unrecognized tax benefits noted above. The liability for interest decreased by $56,000 during fiscal 2009 due to the lapse of statutes of limitations.

The $2,414,000 decrease in the liability during fiscal 2009 was principally related to the release of liabilities for tax positions for which the uncertainty was only related to the timing of such tax benefits and the effect of a favorable settlement reached with the IRS during fiscal 2009, partially offset by increases related to current year tax positions. During the IRS' examination of the income tax credits claimed by the Company in its U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005, new information was obtained that supported an aggregate reduction of the liability for uncertain tax positions concerning research and development activities for fiscal years 2002 through 2008. As a result of the IRS settlement and associated liability adjustment, the Company recognized a tax benefit, which increased net income by approximately $1,225,000 for fiscal 2009. Further, the Company believes that it is reasonably possible that within the next twelve months the California Franchise Tax Board examination of the income tax credit claimed for qualified research and development activities on the Company's state of California filings for fiscal years 2001 through 2005 will be settled. Accordingly, the Company reclassified the related liability for unrecognized tax benefits from other long-term liabilities to accrued expenses and other current liabilities in the Company's Condensed Consolidated Balance Sheets. In addition, the Company reclassified the $554,000 of income tax refund receivables for the state of California filings from other assets to prepaid expenses and other current assets in the Company's Condensed Consolidated Balance Sheets.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal or state examinations by tax authorities for fiscal years prior to 2005. The Company's state of California filings for fiscal years 2001 through 2005 are currently under examination by the California Franchise Tax Board, respectively, who are reviewing the income tax credit claimed by the Company for qualified research and development activities incurred during those years.

The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under the guidance related to accounting for uncertainty in income taxes. The Company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to its consolidated financial statements.

During the second quarter of fiscal 2009, the Company filed an application with the IRS for an accounting methodology change that does not require the IRS' advanced approval. As this change removes the uncertainty surrounding certain tax positions that was related only to the timing of such tax benefits, the Company released the related liability, including interest, and deferred tax asset upon filing the application, which did not have a material effect on net income for the fiscal year 2009.

In December 2006, Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," was retroactively extended for two years to cover the period from January 1, 2006 to December 31, 2007. As a result, the Company recognized an income tax credit for qualified research and development activities in fiscal 2007 for the full fiscal 2006 year. The tax credit, net of expenses, increased fiscal 2007 net income by approximately $.5 million.

## NOTE 7 FAIR VALUE MEASUREMENTS

The Company adopted new guidance issued by the FASB regarding fair value measurements effective November 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's level is based on the lowest level of input that is significant to the fair value measurement. The guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

**Level 1** Quoted prices in active markets for identical assets or liabilities;
**Level 2** Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; or
**Level 3** Unobservable inputs for the asset or liability where there is little or no market data, requiring management to develop its own assumptions.

The following table sets forth by level within the fair value hierarchy, the Company's financial assets and liabilities and nonfinancial assets and liabilities that were measured at fair value on a recurring basis as of October 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Deferred compensation plans: | | | | |
| Corporate owned life insurance | $ – | $ 15,687,000 | $ – | $ 15,687,000 |
| Mutual funds | 2,776,000 | – | – | 2,776,000 |
| Equity securities | 1,057,000 | – | – | 1,057,000 |
| Other | 1,000 | 243,000 | – | 244,000 |
| Total | $ 3,834,000 | $ 15,930,000 | $ – | $ 19,764,000 |
| Liabilities | – | – | – | – |

The Company maintains two non-qualified deferred compensation plans. The assets of the HEICO Corporation Leadership Compensation Plan (the "LCP") principally represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company and are classified within Level 2. Certain other assets of the LCP represent investments in publicly-traded mutual funds and equity securities and are classified within Level 1. The assets of the Company's other deferred compensation plan are principally invested in publicly-traded mutual funds and equity securities and a life insurance policy, and the fair values of this plan's assets are classified within Level 1 and Level 2, respectively. The assets of both plans are held within irrevocable trusts and classified within other assets in the Company's Consolidated Balance Sheets. The related liabilities of the two deferred compensation plans are included within other long-term liabilities in the Company's Consolidated Balance Sheets and have an aggregate value of $19,505,000 as of October 31, 2009.

## NOTE 8 SHAREHOLDERS' EQUITY

### Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquirer pays all shareholders a fair price for the Company.

### Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

### Share Repurchases

In accordance with the Company's share repurchase program, 193,736 shares of Class A Common Stock were repurchased at a total cost of $3.9 million and 184,500 shares of Common Stock were repurchased at a total cost of $4.2 million during the second quarter of fiscal 2009.

In March 2009, the Company's Board of Directors approved an increase in the Company's share repurchase program by an aggregate 1,000,000 shares of either or both Class A Common Stock and Common Stock, bringing the total authorized for future purchase to 1,024,742 shares.

The Company did not repurchase any shares of its common stock in fiscal 2008 or 2007.

## NOTE 9 STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock Option Plan, under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options in fiscal 2002 to a former shareholder of an acquired business pursuant to an employment agreement entered into in connection with the acquisition in fiscal 1999. A total of 3,189,126 shares of the Company's stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2009, including 1,863,062 shares currently under option and 1,326,064 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of not less than 100% of the fair market value of the Company's common stock as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be immediately exercisable. In March 2008, the Company's shareholders approved two amendments to the 2002 Plan, which principally increased the number of shares available for issuance under the plan and now requires options be granted with an exercise price of no less than fair market value of the Company's common stock as of the date of the grant. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The stock options granted to a former shareholder of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire no later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

| | Shares Available For Grant | Shares Under Option | |
|---|---|---|---|
| | | Shares | Weighted Average Exercise Price |
| Outstanding as of October 31, 2006 | 162,683 | 2,734,018 | $ 10.16 |
| Cancelled | 221 | (16,787) | $ 13.11 |
| Exercised | – | (841,901) | $ 10.94 |
| Outstanding as of October 31, 2007 | 162,904 | 1,875,330 | $ 9.79 |
| Shares approved by the Shareholders for the 2002 Stock Option Plan | 1,500,000 | – | $ – |
| Cancelled | 660 | (710) | $ 6.66 |
| Exercised | – | (250,878) | $ 9.56 |
| Outstanding as of October 31, 2008 | 1,663,564 | 1,623,742 | $ 9.83 |
| Granted | (337,500) | 337,500 | $ 36.45 |
| Exercised | – | (98,180) | $ 12.29 |
| Outstanding as of October 31, 2009 | 1,326,064 | 1,863,062 | $ 14.52 |

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2009 is as follows:

| | Options Outstanding | | | |
|---|---|---|---|---|
| | Number Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | Aggregate Intrinsic Value |
| Common Stock | 1,131,182 | $ 15.76 | 3.5 | $ 25,488,000 |
| Class A Common Stock | 731,880 | $ 12.62 | 3.6 | 13,549,000 |
| | 1,863,062 | $ 14.52 | 3.6 | $ 39,037,000 |

| | Options Exercisable | | | |
|---|---|---|---|---|
| | Number Exercisable | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | Aggregate Intrinsic Value |
| Common Stock | 931,182 | $ 10.66 | 2.2 | $ 25,488,000 |
| Class A Common Stock | 594,180 | $ 8.12 | 2.2 | 13,511,000 |
| | 1,525,362 | $ 9.67 | 2.2 | $ 38,999,000 |

Information concerning stock options exercised is as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash proceeds from stock option exercises | $ 1,207,000 | $ 2,398,000 | $ 6,875,000 |
| Tax benefit realized from stock option exercises | 1,890,000 | 6,248,000 | 6,873,000 |
| Intrinsic value of stock option exercises | 1,586,000 | 7,854,000 | 20,900,000 |

The Company's net income for the fiscal years ended October 31, 2009, 2008 and 2007 includes compensation expense of $181,000, $142,000 and $658,000, respectively, and an income tax benefit of $64,000, $43,000 and $165,000, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. As of October 31, 2009, there was $5,882,000 of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 4.9 years. The total fair value of stock options that vested in 2009, 2008 and 2007 was $14,000, $408,000 and $795,000, respectively.

For the fiscal years ended October 31, 2009, 2008 and 2007, the excess tax benefit resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised was $1,573,000, $4,324,000 and $5,262,000, respectively, and is presented as a financing activity in the Consolidated Statements of Cash Flows.

The weighted-average fair value of stock options granted during fiscal 2009 was $20.99 per share for Common Stock and $13.45 per share for Class A Common Stock. The Company did not grant any stock options in fiscal 2008 or 2007. If there were a change in control of the Company, 337,500 of the unvested options outstanding would become immediately exercisable.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for the year ended October 31, 2009:

| | Common Stock | Class A Common Stock |
|---|---|---|
| Expected stock price volatility | 44.13% | 39.94% |
| Risk-free interest rate | 3.22% | 2.80% |
| Dividend yield | .28% | .33% |
| Expected option life (years) | 9 | 6 |

### NOTE 10 RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair market value of the shares as of the date of contribution. The Plan also provides that the Company may contribute to the Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2009, 2008 and 2007 totaled $40,000, $230,000 and $164,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2009, the Plan held approximately 64,000 forfeited shares of Common Stock and 95,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2009, 2008 and 2007 were not material to the financial position of the Company. During fiscal 2009, 2008 and 2007, $27,000, $23,000 and $20,000, respectively, were expensed for this plan.

### NOTE 11 RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2009, 2008 and 2007 include approximately $19.7 million, $18.4 million and $16.5 million, respectively, of new product research and development expenses.

### NOTE 12 NET INCOME PER SHARE

The computation of basic and diluted net income per share is as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $ 44,626,000 | $ 48,511,000 | $ 39,005,000 |
| Denominator: | | | |
| Weighted average common shares outstanding - basic | 26,204,799 | 26,309,139 | 25,715,899 |
| Effect of dilutive stock options | 819,232 | 934,217 | 1,215,149 |
| Weighted average common shares outstanding - diluted | 27,024,031 | 27,243,356 | 26,931,048 |
| Net income per share - basic | $ 1.70 | $ 1.84 | $ 1.52 |
| Net income per share - diluted | $ 1.65 | $ 1.78 | $ 1.45 |
| Anti-dilutive stock options excluded | 86,291 | – | – |

## NOTE 13 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales: | | | | |
| 2009 | $ 130,437,000 | $ 130,166,000 | $ 134,086,000 | $ 143,607,000 |
| 2008 | 134,287,000 | 144,039,000 | 147,305,000 | 156,716,000 |
| Gross profit: | | | | |
| 2009 | $ 43,904,000 | $ 42,518,000 | $ 45,811,000 | $ 48,778,000 |
| 2008 | 46,829,000 | 52,356,000 | 53,851,000 | 57,459,000 |
| Net income: | | | | |
| 2009 | $ 11,317,000 | $ 10,541,000 | $ 11,132,000 | $ 11,636,000 |
| 2008 | 10,086,000 | 11,948,000 | 12,827,000 | 13,650,000 |
| Net income per share: | | | | |
| Basic: | | | | |
| 2009 | $ .43 | $ .40 | $ .43 | $ .45 |
| 2008 | .39 | .45 | .49 | .52 |
| Diluted: | | | | |
| 2009 | $ .42 | $ .39 | $ .41 | $ .43 |
| 2008 | .37 | .44 | .47 | .50 |

During the first and second quarters of fiscal 2009, the Company reached a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income by approximately $1,225,000, or $.05 per diluted share.

During the fourth quarter of fiscal 2008, the Company recorded impairment losses related to the write-down of certain intangible assets to their estimated fair values, which decreased net income by $1,140,000, or $.04 per diluted share, in aggregate.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

## NOTE 14 OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG") consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, high-speed interface products, high voltage interconnection devices, high voltage advanced power electronics products, power conversion products and underwater locator beacons primarily for the aviation, defense, space, medical, telecommunication and electronic industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

### Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. Management evaluates segment performance based on segment operating income.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information on the Company's two operating segments, the FSG and the ETG, for each of the fiscal years ended October 31 is as follows:

| | FSG | ETG | Other, Primarily Corporate and Intersegment | Consolidated Totals |
|---|---|---|---|---|
| For the year ended October 31, 2009: | | | | |
| Net sales | $ 395,423,000 | $ 143,372,000 | $ (499,000) | $ 538,296,000 |
| Depreciation and amortization | 9,801,000 | 4,728,000 | 438,000 | 14,967,000 |
| Operating income | 60,003,000 | 39,981,000 | (11,729,000) | 88,255,000 |
| Capital expenditures | 8,518,000 | 1,670,000 | 65,000 | 10,253,000 |
| Total assets | 414,030,000 | 285,602,000 | 33,278,000 | 732,910,000 |
| For the year ended October 31, 2008: | | | | |
| Net sales | $ 436,810,000 | $ 146,044,000 | $ (507,000) | $ 582,347,000 |
| Depreciation and amortization | 9,339,000 | 5,238,000 | 475,000 | 15,052,000 |
| Operating income | 81,184,000 | 38,775,000 | (14,171,000) | 105,788,000 |
| Capital expenditures | 10,735,000 | 2,093,000 | 627,000 | 13,455,000 |
| Total assets | 418,079,000 | 220,888,000 | 37,575,000 | 676,542,000 |
| For the year ended October 31, 2007: | | | | |
| Net sales | $ 383,911,000 | $ 124,035,000 | $ (22,000) | $ 507,924,000 |
| Depreciation and amortization | 8,047,000 | 3,786,000 | 334,000 | 12,167,000 |
| Operating income | 67,408,000 | 33,870,000 | (15,264,000) | 86,014,000 |
| Capital expenditures | 10,146,000 | 2,300,000 | 440,000 | 12,886,000 |
| Total assets | 379,433,000 | 230,448,000 | 21,421,000 | 631,302,000 |

### Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in approximately 100 countries. Other than in the United States, the Company does not conduct business in any other country in which its sales in that country exceed 10% of consolidated sales. Sales are attributed to countries based on the location of customers. The composition of the Company's sales to customers between those in the United States and those in other locations for each of the three fiscal years ended October 31 as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| United States | $ 367,736,000 | $ 400,447,000 | $ 365,588,000 |
| Other | 170,560,000 | 181,900,000 | 142,336,000 |
| Total | $ 538,296,000 | $ 582,347,000 | $ 507,924,000 |

## NOTE 15 COMMITMENTS AND CONTINGENCIES

### Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Future minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

**For the year ending October 31,**

| | |
|---|---|
| 2010 | $ 6,012,000 |
| 2011 | 5,120,000 |
| 2012 | 4,484,000 |
| 2013 | 3,466,000 |
| 2014 | 2,021,000 |
| Thereafter | 7,085,000 |
| Total minimum lease commitments | $ 28,188,000 |

Total rent expense charged to operations for operating leases in fiscal 2009, 2008 and 2007 amounted to $6,274,000, $6,074,000 and $4,221,000, respectively.

### Guarantees

The Company has arranged for a standby letter of credit for $1.5 million, which is supported by the Company's revolving credit facility, to meet the security requirement of its insurance company for potential workers' compensation claims. As of October 31, 2009, one of the Company's subsidiaries has guaranteed its performance related to a customer contract through a letter of credit for $.4 million, expiring May 2010, which is supported by the Company's revolving credit facility. The subsidiary is also a beneficiary of a letter of credit related to the same contract.

### Product Warranty

Changes in the Company's product warranty liability for fiscal 2009 and 2008 are as follows:

| | |
|---|---|
| Balance as of October 31, 2007 | $ 1,181,000 |
| Accruals for warranties | 1,201,000 |
| Warranty claims settled | (1,711,000) |
| Balance as of October 31, 2008 | 671,000 |
| Acquired warranty liabilities | 13,000 |
| Accruals for warranties | 1,566,000 |
| Warranty claims settled | (1,228,000) |
| Balance as of October 31, 2009 | $ 1,022,000 |

### Acquisitions

*Put/Call Rights*

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the minority interest holders currently have the right to cause the Company to purchase their interests over a five-year period and the Company has the right to purchase the minority interests over a five-year period beginning in fiscal 2015, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of an 85% interest in a subsidiary by the ETG in fiscal 2005, certain minority interest holders exercised their option during fiscal 2007 to cause the Company to purchase their aggregate 3% interest over a four-year period ending in fiscal 2010. Pursuant to this same purchase agreement, certain other minority interest holders exercised their option during fiscal 2009 to cause the Company to purchase their aggregate 10.5% interest over a four-year period ending in fiscal 2012. Accordingly, the Company increased its ownership interest in the subsidiary by an aggregate 4.9% (or one-fourth of such applicable minority interest holders' aggregate interest in fiscal years 2007 through 2009) to 89.9% effective April 2009. Further, the remaining minority interest holders currently have the right to cause the Company to purchase their aggregate 1.5% interest over a four-year period.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the minority interest holders exercised their option during fiscal 2008 to cause the Company to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% (or one-fourth of such minority interest holders' aggregate interest) to 58% effective April 2008. The Company and the minority interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010), which increased the Company's ownership interest to 72% effective December 2008. The remaining 7% interest is scheduled to be purchased in April 2011. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning in fiscal 2012, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the minority interests over a four-year period beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2008, the Company has the right to purchase the minority interests over a five-year period beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of an agreement to acquire an 82.5% interest in a subsidiary by the ETG in fiscal 2009, the Company has the right to purchase the minority interests beginning in fiscal 2014, or sooner under certain conditions, and the minority interest holder has the right to cause the Company to purchase the same equity interests over the same period.

The above referenced rights of the minority interest holders ("Put Rights") may be exercised on varying dates causing the Company to purchase their equity interests beginning in fiscal 2010 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for the minority interests ("Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based solely on a multiple of future earnings over a measurement period. As described in Note 1, Summary of Significant Accounting Policies, the Company is required to adopt new guidance regarding the accounting for its Put Rights (known as "redeemable noncontrolling interests") effective as of the beginning of fiscal 2010. Effective November 1, 2009, the Company will adjust its redeemable noncontrolling interests to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding charge to retained earnings and classify such interests outside of permanent equity in its Consolidated Balance Sheets. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests (the Redemption Amount) based on fair value will be recorded to retained earnings and have no effect on net income per diluted share. Subsequent adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption in excess of fair value will be recorded to retained earnings and will be reflected in net income per diluted share under the two-class method. As of October 31, 2009, management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay is approximately $57 million. The actual Redemption Amount will likely be different. The portion of the estimated Redemption Amount as of October 31, 2009 redeemable at fair value is $25 million and the portion redeemable based solely on a multiple of future earnings is $32 million.

*Additional Contingent Purchase Consideration*

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to be $.9 million should the subsidiary meet certain product line-related earnings objectives during calendar year 2009.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration up to 73 million Canadian dollars in aggregate, which translates to approximately $68 million U.S. dollars based on the October 31, 2009 exchange rate, should the subsidiary meet certain earnings objectives through fiscal 2012.

As part of the agreement to acquire a subsidiary by the FSG in fiscal 2008, the Company may be obligated to pay additional purchase consideration of up to approximately $.4 million should the subsidiary meet certain earnings objectives during fiscal 2010, 2011 and 2012.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, the Company may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2010, $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during each of the first three years following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, the Company may be obligated to pay additional purchase consideration of up to approximately $11.7 million should the subsidiary meet certain earnings objectives during the first two years following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by the Company or providing future services to the Company. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid. The aggregate maximum amount of such contingent purchase consideration that the Company could be required to pay is approximately $94 million payable over future periods beginning in fiscal 2010 through fiscal 2013. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they have performed in the comparable historical measurement periods, the aggregate amount of such contingent purchase consideration that the Company would be required to pay is approximately $12 million. The actual contingent purchase consideration will likely be different.

### Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

## NOTE 16 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $617,000, $2,443,000 and $3,287,000 in fiscal 2009, 2008 and 2007, respectively. Cash paid for income taxes was $30,209,000, $26,669,000 and $16,572,000 in fiscal 2009, 2008 and 2007, respectively. Cash received from income tax refunds in fiscal 2009, 2008 and 2007 was $5,398,000, $29,000 and $243,000 respectively.

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of acquired businesses is as follows:

| For the year ended October 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fair value of assets acquired: | | | |
| Liabilities assumed | $ 3,881,000 | $ 1,581,000 | $ 7,460,000 |
| Minority interests in consolidated subsidiaries | 135,000 | (412,000) | (412,000) |
| Less: | | | |
| Goodwill | 37,367,000 | 9,685,000 | 22,296,000 |
| Identifiable intangible assets | 21,562,000 | 3,991,000 | 15,902,000 |
| Accounts receivable, net | 4,720,000 | 2,045,000 | 2,569,000 |
| Inventories, net | 4,096,000 | 1,252,000 | 3,539,000 |
| Accrued additional purchase consideration | 3,427,000 | 11,736,000 | 7,180,000 |
| Property, plant and equipment | 553,000 | 1,394,000 | 2,142,000 |
| Other assets | 3,357,000 | 104,000 | 1,787,000 |
| Acquisitions and related costs, net of cash acquired | $ (71,066,000) | $ (29,038,000) | $ (48,367,000) |

In connection with certain acquisitions, the Company accrued additional purchase consideration aggregating $1.8 million, $3.4 million and $11.7 million in fiscal 2009, 2008 and 2007, respectively, which was allocated to goodwill (see Note 2, Acquisitions, and Note 4, Goodwill and Other Intangible Assets).

There were no significant capital lease or other equipment financing activities during fiscal 2009, 2008 and 2007.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on its assessment, management believes that the Company's internal control over financial reporting is effective as of October 31, 2009.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of October 31, 2009 as stated in their report included on the following page.

# EXECUTIVE OFFICER CERTIFICATIONS

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1. and 31.2 to its Form 10-K for the year ended October 31, 2009, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2009 annual meeting of shareholders, the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2009. We also have audited the Company's internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 23, 2009

# MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

## Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for our Class A Common Stock and our Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

**Class A Common Stock**

| | High | Low | Cash Dividends Per Share |
|---|---|---|---|
| **Fiscal 2008:** | | | |
| First Quarter | $ 44.63 | $ 32.05 | $ .05 |
| Second Quarter | 42.24 | 32.80 | – |
| Third Quarter | 41.68 | 24.87 | .05 |
| Fourth Quarter | 36.19 | 19.82 | – |
| **Fiscal 2009:** | | | |
| First Quarter | $ 31.36 | $ 18.27 | $ .06 |
| Second Quarter | 30.63 | 17.34 | – |
| Third Quarter | 32.76 | 23.26 | .06 |
| Fourth Quarter | 35.00 | 26.01 | – |

As of December 17, 2009, there were 569 holders of record of our Class A Common Stock.

**Common Stock**

| | High | Low | Cash Dividends Per Share |
|---|---|---|---|
| **Fiscal 2008:** | | | |
| First Quarter | $ 56.92 | $ 42.00 | $ .05 |
| Second Quarter | 52.78 | 41.80 | – |
| Third Quarter | 54.35 | 30.16 | .05 |
| Fourth Quarter | 48.27 | 26.49 | – |
| **Fiscal 2009:** | | | |
| First Quarter | $ 42.78 | $ 24.30 | $ .06 |
| Second Quarter | 41.64 | 21.40 | – |
| Third Quarter | 40.50 | 26.32 | .06 |
| Fourth Quarter | 44.02 | 35.00 | – |

As of December 17, 2009, there were 584 holders of record of our Common Stock.

In addition, as of December 17, 2009, there were approximately 3,800 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 5,000 holders of both classes of common stock.

In December 2009, the Board of Directors declared a regular semi-annual cash dividend of $.06 per share payable in January 2010.

## Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return of $100 invested in the New York Stock Exchange (NYSE) Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2004 through October 31, 2009. The NYSE Composite Index measures all common stock listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites used for defense purposes. The total returns include the reinvestment of cash dividends.


Comparison of Five-Year Cumulative Total Return
HEICO Common Stock
HEICO Class A Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
$400
$300
$200
$100
$0
2004
2005
2006
2007
2008
2009

Continues on next page

| | Cumulative Total Return as of October 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| HEICO Common Stock | $ 100.00 | $ 122.76 | $ 201.48 | $ 302.93 | $ 214.60 | $ 212.80 |
| HEICO Class A Common Stock | 100.00 | 122.23 | 217.16 | 314.51 | 204.39 | 225.62 |
| NYSE Composite Index | 100.00 | 111.06 | 131.11 | 154.07 | 90.56 | 100.70 |
| Dow Jones U.S. Aerospace Index | 100.00 | 121.17 | 158.41 | 209.17 | 125.95 | 141.69 |

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph on the previous page. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.

**Comparison of Eighteen-Year Cumulative Total Return**


$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
HEICO Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09

| | Cumulative Total Return as of October 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 |
| HEICO Common Stock [(1)] | $ 100.00 | $ 141.49 | $ 158.35 | $ 173.88 | $ 123.41 | $ 263.25 | $ 430.02 |
| NYSE Composite Index | 100.00 | 130.31 | 138.76 | 156.09 | 155.68 | 186.32 | 225.37 |
| Dow Jones U.S. Aerospace Index | 100.00 | 130.67 | 122.00 | 158.36 | 176.11 | 252.00 | 341.65 |

| | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|
| HEICO Common Stock [(1)] | $1,008.31 | $1,448.99 | $1,051.61 | $ 809.50 | $1,045.86 | $ 670.39 | $1,067.42 |
| NYSE Composite Index | 289.55 | 326.98 | 376.40 | 400.81 | 328.78 | 284.59 | 339.15 |
| Dow Jones U.S. Aerospace Index | 376.36 | 378.66 | 295.99 | 418.32 | 333.32 | 343.88 | 393.19 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| HEICO Common Stock [(1)] | $1,366.57 | $1,674.40 | $2,846.48 | $4,208.54 | $2,872.01 | $2,984.13 |
| NYSE Composite Index | 380.91 | 423.05 | 499.42 | 586.87 | 344.96 | 383.57 |
| Dow Jones U.S. Aerospace Index | 478.49 | 579.77 | 757.97 | 1,000.84 | 602.66 | 678.00 |

(1) Information has been adjusted retroactively to give effect to all stock dividends paid during the nineteen-year period.

## OFFICERS & SENIOR LEADERSHIP

**Laurans A. Mendelson**
Chairman of the Board of Directors and
Chief Executive Officer,
HEICO Corporation

**Jeff Andrews**
Vice President and General Manager,
Niacc-Avitech Technologies, Inc.

**Vaughn Barnes**
President,
HEICO Specialty Products Group
and Thermal Structures, Inc.

**Paul Belisle**
Vice President - Marketing,
HEICO Repair Group

**Jeffrey S. Biederwolf**
Senior Vice President,
HEICO Repair Group - Miami

**Russ Carlson**
Senior Vice President -
Hardware & Accessories,
HEICO Parts Group

**Barry Cohen**
Chief Executive Officer and Founder,
Prime Air, LLC

**Ian D. Crawford**
President and Founder,
Analog Modules, Inc.

**John DeFries**
President,
Essex X-Ray and Medical Equipment LTD

**Vital Dumais**
President and Co-Founder,
EMD Technologies Company

**Mike Garcia**
Vice President and General Manager,
Aviation Engineered Services Corp.

**Jerry Goldlust**
President and Founder,
HVT Group, Inc. and Dielectric Sciences, Inc.

**Thomas A. Greenacre**
President,
Dukane Seacom, Inc.

**William S. Harlow**
Vice President - Acquisitions,
HEICO Corporation

**Walter Howard**
Senior Vice President -
Avionics & Power Systems,
HEICO Parts Group

**John F. Hunter**
Executive Vice President and
Chief Operating Officer,
HEICO Parts Group and
HEICO Aerospace Holdings Corp.

**Tung Hyunh**
President and Co-Founder,
Lumina Power, Inc.

**Thomas S. Irwin**
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

**Elizabeth R. Letendre**
Corporate Secretary,
HEICO Corporation

**Jack Lewis**
Senior Vice President -
Engines and Accessories,
HEICO Parts Group

**Omar Lloret**
Vice President and General Manager,
HEICO Repair Group - Miami

**David A. Lowry**
President and Co-Founder,
Engineering Design Team, Inc.

**Pat Markham**
Vice President - Technical Services,
HEICO Parts Group

**Steve McHugh**
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc.

**Eric A. Mendelson**
Co-President,
HEICO Corporation

**Victor H. Mendelson**
Co-President,
HEICO Corporation

**Luis J. Morell**
President,
HEICO Repair Group

**Dario Negrini**
President,
Leader Tech, Inc.

**Buddy Padilla**
Vice President - Sales,
HEICO Repair Group

**Joseph W. Pallot**
General Counsel,
HEICO Corporation

**James L. Reum**
Executive Vice President,
HEICO Aerospace Holdings Corp.

**Rex Reum**
Vice President and General Manager,
Jetseal, Inc.

**Thomas L. Ricketts**
CEO and Co-Founder,
Connectronics Corp. and Wiremax

**Troy J. Rodriguez**
President and Co-Founder,
Sierra Microwave Technology, LLC

**James E. Roubian**
Senior Vice President - Manufacturing,
HEICO Parts Group

**Dr. Daniel M. Sable**
President and Co-Founder,
VPT, Inc.

**Katherine Schaefer**
Senior Vice President -
Business Development and Marketing,
HEICO Parts Group

**Charles Schofield**
Vice President and General Manager,
Radiant Power Corp.

**Val Shelley**
Vice President - Strategy,
HEICO Corporation

**Michael W. Siegel**
Senior Vice President -
Finance and Administration,
HEICO Aerospace Holdings Corp.

**Rick Stine**
Senior Vice President,
HEICO Aerospace Holdings Corp.

**David Susser**
President,
HEICO Distribution Group and
Seal Dynamics LLC

**Gregg Tuttle**
Vice President and General Manager,
Future Aviation, Inc.

**Steven Walker**
Corporate Controller and Assistant Treasurer,
HEICO Corporation

**Nicholas "Tony" Wright**
Vice President and General Manager,
Inertial Airline Services, Inc.



FSC

## BOARD OF DIRECTORS

**SAMUEL L. HIGGINBOTTOM**
Former Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

**MARK H. HILDEBRANDT**
Partner, Waldman, Feluren,
Hildebrandt & Trigoboff, P.A.

**WOLFGANG MAYRHUBER**
Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG

**ERIC A. MENDELSON**
Co-President,
HEICO Corporation

**LAURANS A. MENDELSON**
Chairman and
Chief Executive Officer,
HEICO Corporation

**VICTOR H. MENDELSON**
Co-President,
HEICO Corporation

**MITCHELL I. QUAIN**
Managing Director,
ACI Capital, LLC

**DR. ALAN SCHRIESHEIM**
Retired Director,
Argonne National Laboratory

**FRANK J. SCHWITTER**
Retired Partner,
Arthur Andersen LLP


Samuel L. Higginbottom


Mark H. Hildebrandt


Wolfgang Mayrhuber


Eric A. Mendelson


Laurans A. Mendelson


Victor H. Mendelson


Mitchell I. Quain


Dr. Alan Schriesheim


Frank J. Schwitter



## HEICO CORPORATION

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954 987 4000
Facsimile 954 987 8228
World Wide Web Site:
http://www.heico.com

## SUBSIDIARIES

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - DEC Technologies, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Aviation Engineered Services Corp.
  - Future Aviation, Inc.
  - HEICO Repair Group - Miami
  - Inertial Airline Services, Inc.
  - Niacc-Avitech Technologies, Inc.
  - Prime Air, LLC and Prime Air Europe
  - Sunshine Avionics LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- Dukane Seacom, Inc.
- EMD Technologies Company
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC
- VPT, Inc.

## REGISTRAR & TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone 800 307 3056
http:// www.bnymellon.com/shareowner/isd

## NEW YORK STOCK EXCHANGE SYMBOLS:

Class A Common Stock - "HEI.A"
Common Stock - "HEI"

## FORM 10-K AND BOARD OF DIRECTORS INQUIRIES

The Company's Annual Report on Form 10-K for 2009, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

## ANNUAL MEETING

The Annual Meeting of Shareholders
will be held at the
JW Marriott Hotel Miami
1109 Brickell Avenue
Miami, FL 33131
Telephone 305 329 3500 on Monday,
March 29, 2010 at 10:00 a.m.

## SHAREHOLDER INFORMATION

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
Telephone 954 987 4000
Facsimile 954 987 8228
eletendre@heico.com


HEI
Listed
NYSE

HEICO®
CORPORATION